Exhibit (a)(i)

AMENDED OFFER TO PURCHASE
GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
1520 E. GRAND AVENUE, EL SEGUNDO, CA 90245
(310) 469-6100
AMENDED OFFER TO PURCHASE FOR CASH UP TO 1,046,025 CLASS A SHARES, 2,060,669 CLASS AA SHARES, 52,301 CLASS AAA SHARES, 10,352 CLASS T SHARES, 10,373 CLASS D SHARES, 10,363 CLASS S SHARES, 51,867 CLASS I SHARES, AND 7,217,573 CLASS E SHARES OF ITS COMMON STOCK, AT A PURCHASE PRICE PER SHARE OF:
$9.56 FOR CLASS A, CLASS AA OR CLASS AAA SHARES
$9.66 FOR CLASS T SHARES
$9.64 FOR CLASS D SHARES
$9.65 FOR CLASS S SHARES
$9.64 FOR CLASS I SHARES
$9.56 FOR CLASS E SHARES
FOR AN AGGREGATE PURCHASE PRICE OF $100,000,000
THE OFFERS, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 11:59 P.M. EASTERN TIME, JUNE 10, 2019,
UNLESS EXTENDED OR WITHDRAWN
Dear Stockholder:
Griffin Capital Essential Asset REIT II, Inc. (the “Company”) is offering to purchase up to 1,046,025 of the Company’s Class A shares, 2,060,669 of the Company’s Class AA shares, 52,301 of the Company’s Class AAA shares, 10,352 of the Company’s Class T shares, 10,373 of the Company’s Class D shares, 10,363 of the Company’s Class S shares, 51,867 of the Company’s Class I shares, and 7,217,573 of the Company’s Class E shares, par value $0.001 per share (“Shares”), for cash at a purchase price equal to $9.56 per Class A, Class AA or Class AAA Share, $9.66 per Class T Share, $9.64 per Class D Share, $9.65 per Class S Share, $9.64 per Class I Share, and $9.56 per Class E Share (each singularly and collectively referred to as the “Purchase Price”) on the terms and conditions set forth in this Amended Offer to Purchase and the related Letter of Transmittal and the related Instructions to Letter of Transmittal (the “Instructions”). This Amended Offer to Purchase and the Letter of Transmittal, including the Instructions, constitute, with respect to each class of Shares, an “Offer” and collectively, the “Offers.” Consummation of each Offer, if all Shares sought in the Offers are tendered would require payment by the Company of $10,000,000 for the Class A Shares tendered, $19,700,000 for the Class AA Shares tendered, $500,000 for the Class AAA Shares tendered, $100,000 for the Class T Shares tendered, $100,000 for the Class D Shares tendered, $100,000 for the Class S Shares tendered, $500,000 for the Class I Shares tendered, and $69,000,000 for the Class E Shares tendered, for a combined total aggregate purchase price of up to $100,000,000.

Unless extended or withdrawn, the Offers, proration period and withdrawal rights will expire at 11:59 p.m. Eastern Time, on Monday, June 10, 2019 (the “Expiration Date” or the “Expiration Time”). You may tender all, a portion or none of your Shares.
Stockholders desiring to tender all or any portion of their Shares for purchase must complete and sign a Letter of Transmittal and deliver it to the Company in the manner set forth in “Procedures for Tendering Shares” below. Stockholders not interested in tendering any of their Shares need not take any action.
Because of the “odd lot” priority and proration provisions described in this Amended Offer to Purchase, less than all of the Shares of a particular class tendered may be purchased if more than 100 Shares are properly tendered and not properly withdrawn. Only Shares properly tendered and not properly withdrawn will be eligible to be purchased. Shares tendered but not purchased pursuant to an Offer will be returned promptly following the Expiration Date.
The Purchase Price was determined based on our net asset value (“NAV”) per Share for each Share class as of April 30, 2019. On each business day, our NAV per Share for each Share class is (1) posted on our website, www.gcear.com, (2) made available on our toll-free, automated telephone line, (888) 926-2688 and (3) made available on www.nasdaq.com. Our NAV per Share of a Share class at the time of tender may be higher or lower than the Purchase Price of such Share class. Stockholders are urged to obtain the most recent NAV per Share before deciding whether to tender their Shares.
In accordance with rules promulgated by the Securities and Exchange Commission (the “SEC”), we may increase the number of Shares accepted for payment in any Offer by up to, but not more than, 2% of the number of Shares subject to such Offer without amending or extending the Offer for such Share class.
While our board of directors has approved the Offers, neither the Company, our board of directors, nor DST Systems, Inc. in its capacity as Depositary, Paying Agent or Information Agent for the Offers, makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make his or her own decision whether to tender Shares, and if so, how many Shares to tender. Stockholders are urged to evaluate carefully all information in the Offers, the Letter of Transmittal and the Schedule TO, including our most recent annual report on Form 10-K, which is incorporated herein by reference and can be found in the “SEC Filings” section of our website, www.gcear.com, and consult their own investment and tax advisors and make their own decisions whether to tender or refrain from tendering their Shares.
No person has been authorized to make any recommendation on behalf of the Company, our board of directors, or DST Systems, Inc., as the Depositary, Paying Agent or Information Agent, or any representations in connection with the Offers other than those contained herein or in the Letter of Transmittal. If given or made, any recommendation and any information and representations must not be relied upon. None of the Offers have been approved or disapproved by the SEC, nor has the SEC or any state securities commission passed upon the fairness or merits of the Offers or the accuracy or adequacy of the information contained or incorporated by reference in this Amended Offer to Purchase. Any representation to the contrary is a criminal offense.
Questions, requests for assistance and requests for additional copies of the Offers may be directed to DST Systems, Inc., the information agent for the Offers (the “Information Agent”), by telephone toll free at (844) 292-8012.
MAY 17, 2019
GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.

SUMMARY TERM SHEET
We are providing this summary term sheet for your convenience. This summary term sheet highlights the material terms of the Offers but does not describe all of the details of the Offers to the same extent described elsewhere in this Amended Offer to Purchase. We urge you to read the entire Amended Offer to Purchase, the related Letter of Transmittal and the documents incorporated herein by reference because they contain the full details about each of the Offers and the Company. We have included references to the sections of this Amended Offer to Purchase where you will find a more complete discussion. Except where the context suggests otherwise, the terms “we,” “us,” “our” and the “Company” refer to Griffin Capital Essential Asset REIT II, Inc., a Maryland corporation, and its consolidated subsidiaries.
Who is offering to purchase my Shares?
Griffin Capital Essential Asset REIT II, Inc., a Maryland corporation, is offering to purchase your Shares. We are a self-managed real estate investment trust, or “REIT”, that primarily invests in single tenant net lease properties essential to the business operations of the tenant diversified by corporate credit, physical geography, product type and lease duration. See “The Offers - Section 13” for additional information regarding the Company.
What is the purpose of the Offers?
The Offers are designed to provide limited liquidity to holders of our Shares, for which there is no current public trading market. We have a share redemption program for holders of our Shares (the “SRP”), which enables stockholders to sell their Shares to us in limited circumstances. As of April 30, 2019, all classes of Shares other than Class E shares were eligible for the SRP. The SRP permits stockholders to submit their Shares for redemption after they have held them for at least one year, subject to significant conditions and limitations as described in Section 13. The SRP was previously suspended as of January 19, 2019, due to our then-pending mergers (the “Mergers”) with Griffin Capital Essential Asset REIT, Inc. (“GCEAR”) and its operating partnership, Griffin Capital Essential Asset Operating Partnership, L.P. (the “GCEAR Operating Partnership”), and the SRP will continue to be suspended until at least July 1, 2019, meaning no redemptions have been made nor will any redemptions be made until after the termination of all of the Offers (including those requested following a stockholder’s death or qualifying disability).
The Offers also provide stockholders with an efficient way to sell their Shares without incurring most broker’s fees or commissions associated with open market sales. Furthermore, any odd lot holder will avoid any applicable “odd lot” discounts that might otherwise be payable on sales of such holder’s shares if they are tendered and accepted for payment pursuant to the Offers.
What will be the effects of the Offers?
The purchase of our Shares pursuant to the Offers will have the following effects:

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Depending on the number of Shares purchased, the Offers will decrease the amount of cash we have available for other purposes, such as making new investments, and will likely increase our leverage and our borrowing costs as we intend to finance a portion of the Offers with borrowings.

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If the Purchase Price is lower than the NAV per Share for any Share class at the time of tender, the purchases of Shares pursuant to the Offer of such Share class may have a slightly positive impact to the NAV per Share for such Share class for the remaining stockholders. This positive impact may result in better overall total stockholder returns for remaining stockholders.

•	Purchases of our Shares pursuant to the Offers will increase the proportionate interest of stockholders that do not tender their Shares.

•
Stockholders who tender all of their Shares will give up the opportunity to participate in any potential future benefits from owning our Shares, including the right to receive any future dividends or distributions that we may pay.

Our purchases of Shares pursuant to the Offers will not result in the deregistration of our Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See “The Offers - Section 8.”

Where can I find the most recent daily NAV per Share?
Because there is no public trading market for the Shares, we cannot provide a market price for the Shares. In accordance with our valuation procedures, we do calculate on a daily basis the NAV per Share of the Shares of each Share class. On each business day, our NAV per Share for each Share class is (1) posted on our website, www.gcear.com, (2) made available on our toll-free, automated telephone line, (888) 926-2688 and (3) made available on www.nasdaq.com.
How many Shares will the Company purchase? What will be the form of payment?
We are offering to purchase for cash up to 1,046,025 Class A Shares, 2,060,669 Class AA Shares, 52,301 Class AAA Shares, 10,352 Class T Shares, 10,373 Class D Shares, 10,363 Class S Shares, 51,867 Class I Shares, and 7,217,573 Class E Shares, at a purchase price equal to $9.56 per Class A, Class AA or Class AAA Share, $9.66 per Class T Share, $9.64 per Class D Share, $9.65 per Class S Share, $9.64 per Class I Share, and $9.56 per Class E Share, for an aggregate Purchase Price of $100,000,000, subject to the terms and conditions of each of the Offers. If the total number of Shares for each class sought is purchased, our capital commitment will be up to $10,000,000 for the Class A Shares, $19,700,000 for the Class AA Shares, $500,000 for the Class AAA Shares, $100,000 for the Class T Shares, $100,000 for the Class D Shares, $100,000 for the Class S Shares, $500,000 for the Class I Shares, and $69,000,000 for the Class E Shares, for a combined total aggregate purchase price of up to $100,000,000. In accordance with rules promulgated by the SEC, we may increase the number of Shares accepted for payment in any Offer by up to, but not more than, 2% of the number of Shares subject to the Offer without amending or extending the Offer for such Share class. Properly tendering Shares assures you that at least a portion of your Shares will be purchased so long as we purchase Shares under the applicable Offer (subject to provisions relating to “odd lot” priority and proration described in “The Offers - Section 1”).
We will announce the preliminary results of the Offers through an amendment to the Schedule TO, including the expected proration factors, and pay the Purchase Price in cash, less any applicable withholding taxes and without interest, for the Shares we accept for payment promptly after the Expiration Date.
We will pay for Shares that are properly tendered and not properly withdrawn by depositing the Purchase Price in cash with DST Systems, Inc. (“DST”), the paying agent for the Offers (the “Paying Agent”), which will act as your agent for the purpose of receiving payments from us and transmitting payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by DST in its capacity as the Depositary for the Offers (the “Depositary”) of a properly completed and duly executed Letter of Transmittal and any required signature guarantees and other documents required by the Letter of Transmittal.
The Offers are not conditioned upon the receipt of financing or any minimum amount in Shares being tendered. The Offers are, however, subject to certain conditions. See “The Offers - Section 1” and “- Section 2.”
How were the size of the Offers and Purchase Price determined?
Our special committee of the board of directors, which was appointed during negotiations of the Mergers, determined the minimum aggregate offer size for the Offers in connection with negotiations with the special committee of the board of directors of GCEAR in connection with the Mergers. One of our key objectives is to continue to grow our asset base while providing enhanced liquidity for our stockholders. In evaluating the aggregate offer size for the Offers, our management and our special committee of our board of directors and the special committee of the board of directors of GCEAR considered many factors with this objective in mind, including our current liquidity profile, available debt capacity and acquisition opportunities.
The Purchase Price was determined based on our NAV per Share for each Share class as of April 30, 2019.
If you tender any Shares at any point during the Term before or after an amendment to the applicable Offer, such Shares will remain validly tendered unless you withdraw your tendered Shares in accordance with the terms of the applicable Offer.
May I tender Shares in an Offer for which I plan to request redemption under the Company’s SRP?
Redemption requests under the SRP will not be accepted while we are conducting the Offers or any other self-tender offer for Shares. The SRP was previously suspended as of January 19, 2019, due to our then-pending mergers with GCEAR and the GCEAR Operating Partnership, and the SRP will continue to be suspended until at least July 1, 2019, meaning no redemptions have been made nor will any redemptions be made until the termination of the Offers (including those requested following a stockholder’s death or qualifying disability). SRP redemption requests that are submitted through the SRP during the Offers will not be accepted for consideration and will not affect your ability to participate in the Offers.
If I tender my Shares, and the Company accepts the Shares I tender, will I receive distributions accrued before my Shares are accepted?
Yes, you will be entitled to receive any distributions that have accrued prior to the date on which Shares are accepted for payment pursuant to the Offers. Distributions declared by our board of directors will accrue on all of your Shares on a daily basis during the Term. For Shares validly tendered, distributions will cease to accrue on the date that such Shares are purchased through the Offers. Shares purchased in the Offers will therefore no longer be eligible to receive distributions except for any distributions declared to stockholders of record on a date prior to the date that we accept those Shares for payment. Distributions will continue to accrue in accordance with current practice for Shares not tendered or not accepted for purchase.
Distributions accrued for Shares validly tendered will be paid in June 2019 consistent with our current distribution payment practices. As described below, if you tender all of your Shares and have all of your Shares accepted for purchase through the Offers, the accrued distributions on such Shares will be paid to you in cash, regardless of whether you currently participate in the Company’s DRP. If you continue to own Shares following the Offers, your accrued distributions on such Shares will be paid in accordance with your current distribution payment election of cash or participation in the DRP.
What if I participate in the Company’s DRP and want to tender all of my Shares?
If you are a participant in the Company’s DRP, any Shares you are entitled to receive through the DRP prior to the Expiration Date will be tendered if you indicate on the Letter of Transmittal that you elect to tender ALL of your Shares and we accept all of your Shares for payment in the applicable Offer.
Note that even if you tender all of your Shares, we may not accept all of them for payment. If the applicable Offer is oversubscribed for any particular class of Shares, we will prorate the number of Shares we purchase from the applicable Share class from the tendering stockholders (other than stockholders who receive “odd lot” priority treatment).
If you are a participant in the DRP, you tender all of your Shares, and we accept all of such Shares for payment, any distributions that are accrued on such Shares through the date we accept the Shares for payment will be made in cash. If we do not accept all of your Shares for payment, distributions that are accrued on any of your

Shares during the Term, including tendered Shares that are accepted by us for payment, will be reinvested in Shares pursuant to the DRP. The Company’s quarterly distribution for the second quarter of 2019 was authorized by the board of directors in March 2019. Such distributions payable to each stockholder of record will be paid on such date after the end of each month during the period as determined by the Company’s Chief Executive Officer.
What if I participate in the Company’s DRP and do not want to tender Shares I may receive in the DRP?
If you do not want to tender any Shares that you may receive through the DRP prior to the Expiration Date, then you should tender less than all of your Shares on the Letter of Transmittal by writing in a number of Shares that represents less than all whole Shares you own at the time you submit your Letter of Transmittal.
Will all of the shares I tender be accepted by the Company?
We will purchase up to 1,046,025 Class A Shares, 2,060,669 Class AA Shares, 52,301 Class AAA Shares, 10,352 Class T Shares, 10,373 Class D Shares, 10,363 Class S Shares, 51,867 Class I Shares, and 7,217,573 Class E Shares in the Offer. If the number of Class A Shares, Class AA Shares, Class AAA Shares, Class T Shares, Class D Shares, Class S Shares, Class I Shares or Class E Shares, as applicable, are properly tendered and not properly withdrawn on or prior to the Expiration Date is less than or equal to such respective amounts, we will purchase all Class A Shares, Class AA Shares, Class AAA Shares, Class T Shares, Class D Shares, Class S Shares, Class I Shares or Class E Shares, as applicable, upon the terms and subject to the conditions of the applicable Offers. However, if more than 1,046,025 Class A Shares, 2,060,669 Class AA Shares, 52,301 Class AAA Shares, 10,352 Class T Shares, 10,373 Class D Shares, 10,363 Class S Shares, 51,867 Class I Shares, and/or 7,217,573 Class E Shares are so tendered and not withdrawn, we will purchase properly tendered Shares on the following basis:

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First, we will purchase all Class A Shares, Class AA Shares, Class AAA Shares, Class T Shares, Class D Shares, Class S Shares, Class I Shares and/or Class E Shares properly tendered and not properly withdrawn by any “odd lot holder” (a stockholder of less than 100 Shares) who tenders all of that holder’s Shares of such applicable Share class; and

•
Second, after the purchase of all the Shares properly tendered by odd lot holders of the applicable Share class, we will purchase all other Class A Shares, Class AA Shares, Class AAA Shares, Class T Shares, Class D Shares, Class S Shares, Class I Shares and/or Class E Shares, for each Share class as applicable, properly tendered on a pro rata basis by Share class with appropriate adjustments to avoid the purchase of fractional Shares, as described below.

In addition, in accordance with rules promulgated by the SEC, we may increase the number of Shares accepted for payment in any Offer by up to, but not more than, 2% of the number of Shares subject to the Offer without amending or extending the Offer for such Share class. Because of the proration and “odd lot” priority provisions described in this Offer to Purchase, it is possible that we will not purchase all of the Shares that you tender. If an Offer is oversubscribed for a particular class of Shares, and you are not an odd lot holder, the number of Shares of such class that we purchase from you will be prorated.
If we are required to pro rate, the Paying Agent will determine the proration factor for each applicable Share class promptly following the Expiration Date of the applicable Offer. Proration for each stockholder tendering Shares of the applicable Share class (other than odd lot holders) will be based on the ratio of the number of Shares of such applicable Share class properly tendered and not properly withdrawn by such stockholder to the total number of Shares of such applicable Share class properly tendered and not properly withdrawn by all non-odd lot stockholders, with appropriate adjustments to avoid the purchase of fractional Shares. The preliminary results of any proration will be announced through publicly filing an amendment to the Schedule TO as promptly as practicable after the Expiration Date. The number of Shares that we will purchase from a stockholder pursuant to an Offer may affect the U.S. federal income tax consequences to the stockholder of the purchase and, therefore, may be relevant to a stockholder’s decision whether to tender Shares. Each stockholder should consult with their tax advisor to evaluate the tax consequences of tendering or selling Shares in the applicable Offer. See “The Offers - Section 1.”
If I own fewer than 100 Shares and I tender all of my Shares, will I be subject to proration?
If you own beneficially or of record fewer than 100 Shares in the aggregate, you will not be subject to proration if: (1) you properly tender all of your Shares, (2) you do not properly withdraw them before the Expiration Date, and (3) you complete the Letter of Transmittal included with this Amended Offer to Purchase and the Odd Lot Certification Form. See “The Offers - Section 1.”
How do I tender Shares that are registered in my name?
If you would like for us to purchase all or a portion of your Shares that are registered in your name, you must properly complete and sign the Letter of Transmittal enclosed herein according to its instructions and deliver it, together with any required signature guarantees and any other documents required by the Letter of Transmittal, to DST in its capacity as the Depositary at the appropriate address shown on the “Important Instructions and Information” page accompanying the Letter of Transmittal.
Unless the Offers are extended, the completed and executed Letter of Transmittal must be received before the Expiration Time on the Expiration Date. See “The Offers - Section 2.”
How do I tender Shares that I hold through a broker, dealer, commercial bank, trust company, custodian or other nominee?
If your Shares are held through a broker, dealer, commercial bank, trust company, custodian or other nominee, you are not the holder of record on our books and you must contact your broker, dealer, commercial bank, trust company, custodian or other nominee and comply with their policies and procedures and provide them with any necessary paperwork in order to have them tender your Shares. Stockholders holding their Shares through such broker, dealer, commercial bank, trust company, custodian or other nominee must not deliver a Letter of Transmittal directly to the Depositary. The broker, dealer, commercial bank, trust company, custodian or other nominee holding your Shares must submit the Letter of Transmittal that pertains to your Shares to the Depositary on your behalf. If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, agents, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Depositary of their authority so to act must be submitted. See “The Offers - Section 2.”
Will I be notified of any defects in the documents I submit?
To the extent practicable, the Company and DST will attempt to give notice of any defects or irregularities in tenders, provided, however, that none of the Company, DST or any other person will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give any such notice. Any notice given will be in the form of a letter. The Company will not be liable for failure to waive any condition of the Offers or for any defect or irregularity in any tender of Shares. Therefore, we encourage stockholders to carefully complete their tender materials and submit them as early as possible after they have considered the information in this Amended Offer to Purchase, so that they will have as much time as possible prior to the Expiration Date to correct any defects or irregularities in their tenders. See “The Offers - Section 2.”
What will happen to my fractional Shares in connection with the Offers?
If (i) you are tendering all of your Shares and the applicable Offer is not over-subscribed; or (ii) you are an odd lot holder tendering all of your Shares, we will purchase your properly tendered Shares, including any fractional

Share, pursuant to the terms and subject to the conditions of the applicable Offer. If you tender less than all of your Shares by writing in a number of Shares on the Letter of Transmittal that represents less than all of the whole Shares you own at the time that you submit your Letter of Transmittal, any fractional Share that you own will not be tendered. If the applicable Offer is over-subscribed and your tendered Shares are subject to purchase on a pro rata basis, the proration will be adjusted to avoid the purchase of your fractional Share. See “The Offers - Section 9.”
Will I have to pay brokerage fees and commissions if I tender my Shares?
No, if you are the holder of record of your Shares and you tender your Shares directly, you will not incur any brokerage fees or commissions. If you hold your Shares through a broker, dealer, commercial bank, trust company, custodian or other nominee and that person tenders Shares on your behalf, that person may charge you a fee for doing so. We urge you to consult your broker, dealer, commercial bank, trust company, custodian or other nominee to determine whether any such charges will apply.
What is the accounting treatment of the Offers for the Company?
The purchase of Shares pursuant to the Offers will reduce our stockholders’ equity in an amount equal to the aggregate Purchase Price of the Shares purchased, and, either in whole or in part, and also equal to the aggregate Purchase Price of the Shares purchased, reduce our total cash and/or increase our indebtedness in an amount equal to the amount of monies drawn on our credit facility, if any, to fund all or a portion of the Purchase Price.
Are there any governmental or regulatory approvals that must be obtained in connection with the Offers?
We are not aware of any approval or other action by any governmental, administrative or regulatory authority, agency or body required for us to acquire Shares pursuant to the Offers. We intend, however, to seek any approvals or other actions that may be required. We may be required to delay the acceptance for payment of, or payment for, Shares tendered in the Offers pending receipt of any approval or other action. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition. Our obligations pursuant to the Offers to accept for payment and pay for Shares are subject to the satisfaction of certain conditions. See “The Offers - Section 6” and “- Section 15.”
Must I tender all of my Shares to participate in the Offers?
No. Subject to the conditions described herein for odd lot holders, you may tender all of your Shares, a portion of your Shares or none of your Shares. You are able to tender your Shares regardless of how long you have owned them. See “The Offers - Section 3.”
When will the Offers expire? Can the Offers be extended? How will I be notified if the Expiration Date is extended?
You may tender your Shares until the applicable Offer expires on the Expiration Date, which is June 10, 2019, unless extended by us. We may choose to extend an Offer for any reason. If we extend any or all of the Offers, we will make a public announcement no later than 9:00 a.m. Eastern Time on the next business day after the previously scheduled Expiration Time. We cannot assure you that the Offers will be extended or, if extended, for how long they will be extended. See “The Offers - Section 1” and “- Section 7.”

Will there be any tax consequences to me if I tender my Shares?
Yes. If we accept your tender of Shares, you will be treated as either having sold or exchanged those Shares in a taxable transaction or, under certain circumstances, as having received a distribution with respect to those Shares that is treated as a dividend to the extent it is paid out of our current or accumulated earnings and profits. You should consult your tax advisor regarding the tax consequences of tendering your Shares. See “The Offers - Section 16.”
May I withdraw my tendered Shares?
Yes. You may withdraw any or all Shares tendered at any time prior to the Expiration Time. To withdraw your tendered Shares, you must either (i) call (844) 292-8012, or (ii) properly submit a written notice of withdrawal (a “Withdrawal Letter”) and deliver it, together with any required signature guarantees and any other required documents, to the Depositary at the appropriate address shown on the “Important Instructions and Information” page accompanying the Letter of Transmittal. Please note that a Withdrawal Letter delivered via a method of delivery other than U.S. mail or overnight courier service will not be accepted. See “The Offers - Section 4.”
How will the Company pay for the Shares?
Assuming that each of the Offers is fully subscribed, our total commitment will be $10,000,000 for the Class A Shares tendered, $19,700,000 for the Class AA Shares tendered, $500,000 for the Class AAA Shares tendered, $100,000 for the Class T Shares tendered, $100,000 for the Class D Shares tendered, $100,000 for the Class S Shares tendered, $500,000 for the Class I Shares tendered, and $69,000,000 for the Class E Shares tendered, for a combined total aggregate purchase price of up to $100 million, subject to our ability to increase the number of Shares accepted for payment in any Offer by up to, but not more than, 2% of the number of Shares subject to the Offer without amending or extending the Offer for such Share class in accordance with rules promulgated by the SEC. Assuming that we do not increase the number of Shares accepted for payment in any Offer, we expect that the maximum aggregate cost of these purchases, including all fees and expenses applicable to the Offers, will be approximately $101 million. We intend to fund the purchase of Shares in the Offers and pay related costs by using our available cash, which may include funds received from draws on our credit facility. See “The Offers - Section 12.”
What are the most significant conditions to the Offers?
Our obligation to accept for payment and pay for any Shares tendered pursuant to any of the Offers depends upon a number of conditions that must be satisfied or waived on or prior to the Expiration Date, including but not limited to:

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No pending action, suit or proceeding by any third-party, including any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal shall have been instituted or shall be pending, nor shall we have received notice of any such action, that directly or indirectly:

o
challenges or seeks to challenge, makes illegal, or delays or otherwise directly or indirectly restrains, prohibits or otherwise affects our making of the Offers, the acquisition by us of some or all of the Shares pursuant to the Offers or any other matter relating to the Offers, or seeks to obtain any material damages or otherwise relates to the transactions contemplated by the Offers;

o
in our reasonable judgment, could be expected to materially and adversely affect our business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), income, operations, results of operations or prospects, taken as a whole, or otherwise materially impair in any way our ability to purchase some or all of the Shares pursuant to the Offers;

o	makes our purchase of, or payment for, some or all of the Shares pursuant to the Offers illegal, or otherwise restricts or prohibits consummation of the Offers; or

o	materially impairs the contemplated benefits to us of the Offers;

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no change in the general political, market, economic or financial conditions, domestically or internationally, that could reasonably be expected to materially and adversely affect our business or prospects or the benefits to us of the Offers, including, but not limited to, the following:

o	any general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter market;

o	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

o
the commencement or escalation of war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism directly or indirectly involving the United States;

o
any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, could materially affect the extension of credit by banks or other lending institutions in the United States;

o
legislation amending the Internal Revenue Code of 1986, as amended (the “Code”), the effect of which, in our reasonable judgment, would be to materially change the tax consequences of the Offers in any manner that would reasonably be expected to materially and adversely affect us; or

o	in the case of any of the foregoing existing at the time of the commencement of the Offers, a material acceleration or worsening thereof;

•
no tender or exchange offer for any or all Shares (other than the Offers), or any merger, acquisition, business combination or other similar transaction with or involving us or our subsidiaries, has been proposed, announced or commenced by any person or has been publicly disclosed and we have not entered into a definitive agreement or an agreement in principle with any person with respect to a merger, business combination or other similar transaction, other than in the ordinary course of business;

•	we have not learned that:

o
any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding Shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC);

o
any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of the Offers), beneficial ownership of an additional 2% or more of our outstanding Shares; or

o
any new group has been formed that beneficially owns more than 5% of our outstanding Shares (options for and other rights to acquire Shares that are acquired or proposed to be acquired being deemed to be immediately exercisable or convertible for purposes of this clause);

•
no person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any Shares, or has made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our respective assets or securities;

•
no action has been taken nor has any statute, rule, regulation, judgment, decree, injunction or order (preliminary, permanent or otherwise) been proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Offers or us by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which, in our reasonable judgment:

o	indicates that any approval or other action of any such court, agency or authority may be required in connection with the Offers or the purchase of Shares thereunder;

o	could reasonably be expected to prohibit, restrict or delay consummation of the Offers; or

o	otherwise could reasonably be expected to materially adversely affect our business or prospects, or the benefits to us of the Offers;

•
no change or changes have occurred in our business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), income, operations, results of operations or future business prospects that, in our reasonable judgment, has or have a material adverse effect on our business or prospects, or the benefits to us of the Offers;

•
no approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offers shall not have been obtained on terms satisfactory to us in our reasonable discretion; or

•	we shall not have determined that the consummation of the Offers and the purchase of the Shares may cause the Shares to be held of record by less than 300 persons.
In addition, if completing the Offers on its current or amended terms, or at all, may cause us to fail to qualify for taxation as a REIT under the Code, we may terminate or amend any of the Offers or postpone the acceptance of Shares for payment.
If any of the conditions referred to above is not satisfied, we may:

•	terminate any of the Offers and return all tendered Shares to the tendering stockholders;

•	extend the Offers and, subject to withdrawal rights as set forth in “The Offers - Section 4”, retain all of the tendered Shares until the expiration of the Offers as so extended;

•
waive the condition and, subject to any requirement to extend the period of time during which the Offers are open, purchase all of the Shares validly tendered and not withdrawn prior to the Expiration Date; or

•	delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offers.
Each of these conditions is for our sole benefit and may be asserted or waived by us, in whole or in part, at any time and from time to time in our discretion prior to the Expiration Date. The Offers are not conditioned upon any minimum number of Shares being tendered.
May you amend or terminate the Offers?
Yes, we may amend or terminate any of the Offers in our sole discretion. The Offers are not conditioned upon the tender of any minimum number of Shares. We are not required to accept or pay for any Shares tendered unless the conditions to the Offers have been met. See “The Offers - Section 6” and “- Section 7.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
The Offers contain certain forward-looking statements and information relating to us that are based on current expectations, estimates, forecasts and projections and our management’s beliefs and assumptions about us, our future performance and our business, including statements about the Offers. These statements include, but are not limited to, statements about our strategies, plans, objectives, expectations, intentions, expenditures, and assumptions and other statements contained in the Offers that are not statements of historical fact. In addition, we, or others on our behalf, may make forward-looking statements in press releases or written statements, or in our communications and discussions with broker dealers or due diligence firms in the normal course of business through meetings, webcasts, phone calls and conference calls. Words such as “believe,” “estimate,” “expect,” “anticipate,” “intend,” “outlook,” “could,” “target,” “seek,” “should,” “may,” “assume,” “continue,” “plan” and “project” as well as variations of such words and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements are not guarantees and involve certain risks, uncertainties and assumptions, including the fulfillment of the conditions to the Offers, that make the future difficult to predict. Actual results may not conform to, and may differ materially from, our expectations, intentions and predictions. We describe risks, uncertainties and assumptions that could affect our ability to execute our strategy, our future financial condition and the outcome or results of operations in the “Risk

Factors” section of our Annual Report on Form 10-K for the fiscal year ended December 31, 2018, as filed with the SEC, which may be added to, or revised by, subsequent filings with the SEC.
Except as required by applicable law, we neither intend to nor assume any obligation to update these forward-looking statements, which speak only as of the respective dates on which they were made. We have based our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements were made. We caution you that actual outcomes and results may differ materially from what is expressed, implied or forecasted by our forward-looking statements.

THE OFFERS
Section 1.    Price; Number of Shares; Expiration Date; Proration
The Offers are designed to provide limited liquidity to holders of our Shares, for which there is no current public trading market. Our SRP enables stockholders (other than Class E stockholders) to sell their Shares to us in limited circumstances. Under the SRP, we redeem shares as of the last business day of each quarter. The redemption price is equal to the NAV per Share for the applicable Share class generally on the 13th of the month prior to quarter end. Redemption requests must be received by 4:00 p.m. (Eastern time) on the second to last business day of the applicable quarter. Redemption requests exceeding the quarterly cap will be filled on a pro rata basis. With respect to any pro rata treatment, redemption requests following the death or qualifying disability of a stockholder will be considered first, as a group, followed by requests where pro rata redemption would result in a stockholder owning less than the minimum balance of $2,500 of shares of common stock, which will be redeemed in full to the extent there are available funds, with any remaining available funds allocated pro rata among all other redemption requests. All unsatisfied redemption requests must be resubmitted after the start of the next quarter, or upon commencement of the SRP, as applicable.
There are several restrictions under the SRP. Stockholders generally have to hold their shares for one year before submitting their shares for redemption under the program; however, we will waive the one-year holding period in the event of the death or qualifying disability of a stockholder. Shares issued pursuant to the DRP are not subject to the one-year holding period. In addition, the SRP generally imposes a quarterly cap on aggregate redemptions of our shares equal to a value of up to 5% of the aggregate NAV of the outstanding shares (other than Class E shares) as of the last business day of the previous quarter. Our board of directors has the right to modify or suspend the SRP upon 30 days’ notice at any time if it deems such action to be in our best interest. Any such modification or suspension will be communicated to stockholders through our filings with the SEC. Currently, Class E shares of common stock are not permitted to participate in the SRP, but we intend to provide for Class E stockholders to participate in a share redemption program in the near future. The SRP was previously suspended as of January 19, 2019, due to our then-pending mergers with GCEAR and the GCEAR Operating Partnership, and the SRP will continue to be suspended until at least July 1, 2019, meaning no redemptions have been made nor will any redemptions be made until after the termination of the Offers (including those requested following a stockholder’s death or qualifying disability).
Subject to the terms and conditions of the Offers, we will purchase for cash up to 1,046,025 Class A Shares, 2,060,669 Class AA Shares, 52,301 Class AAA Shares, 10,352 Class T Shares, 10,373 Class D Shares, 10,363 Class S Shares, 51,867 Class I Shares, and 7,217,573 Class E Shares, which are properly tendered and not properly withdrawn prior to the Expiration Date at a purchase price equal to $9.56 per Class A, Class AA or Class AAA Share, $9.66 per Class T Share, $9.64 per Class D Share, $9.65 per Class S Share, $9.64 per Class I Share, and $9.56 per Class E Share, for a combined total aggregate Purchase Price of $100 million in Shares. We reserve the right to extend any of the Offers (see Section 7). In addition, in accordance with rules promulgated by the SEC, we may increase the number of Shares accepted for payment in any Offer by up to, but not more than, 2% of the number of Shares subject to the Offer without amending or extending the Offer for such Share class. The Purchase Price is equal to our NAV per Share for each Share class on April 30, 2019. On each business day, our NAV per Share for each Share class is (1) posted on our website, www.gcear.com, (2)

made available on our toll-free, automated telephone line, (888) 926-2688 and (3) made available on www.nasdaq.com. Our applicable NAV per Share at the time of tender may be higher or lower than the Purchase Price for a Share class. Stockholders are urged to obtain the most recent applicable NAV per Share before deciding whether to tender their Shares.
If you tender any Shares at any point during the Term before or after an amendment to the applicable Offer, such Shares will remain validly tendered unless you withdraw your tendered Shares in accordance with the terms of the applicable Offer.
Because of the “odd lot” priority and proration provisions described herein, all Shares of a particular class properly tendered and not properly withdrawn may not be purchased if more than 1,046,025 Class A Shares, 2,060,669 Class AA Shares, 52,301 Class AAA Shares, 10,352 Class T Shares, 10,373 Class D Shares, 10,363 Class S Shares, 51,867 Class I Shares, and/or 7,217,573 Class E Shares, are properly tendered and not properly withdrawn. As of April 30, 2019, there were 252,863,421 Shares issued and outstanding. The Shares are not listed on a national securities exchange.
If a Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, agents, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Depositary of their authority so to act must be submitted.
While our board of directors has approved the Offers, neither the Company, our board of directors, nor DST Systems, Inc. in its capacity as Depositary, Paying Agent or Information Agent for the Offers, makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make his or her own decision whether to tender Shares, and if so, how many Shares to tender. Stockholders are urged to evaluate carefully all information in the Offers, the Letter of Transmittal and the Schedule TO, including our most recent annual report on Form 10-K, which is incorporated herein by reference and can be found in the “SEC Filings” section of our website, www.gcear.com, and consult their own investment and tax advisors and make their own decisions whether to tender or refrain from tendering their Shares.
The Offers are not conditioned upon the receipt of financing or any minimum number of Shares being tendered. The Offers are, however, subject to certain conditions. See Section 6.
Subject to the applicable rules and regulations of the SEC, we expressly reserve the right, in our sole discretion, at any time and from time to time, (a) to extend the period of time during which the Offers are open and thereby delay acceptance for payment of, and the payment for, any Shares, (b) to increase or decrease the total number of Shares sought in any of the Offers, (c) to amend the Offers prior to the Expiration Date, and (d) upon the occurrence of any of the conditions specified in Section 6 prior to the Expiration Date, to terminate the Offers and not accept any Shares for payment. Notice of any extension, amendment or termination will be distributed promptly to stockholders in a manner reasonably calculated to inform them of the change in compliance with Rule 13e-4(e)(3) under the Exchange Act. In the case of an extension of the Offers, we will make a public announcement no later than 9:00 a.m. Eastern Time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.
If we (i) increase the maximum total number of Shares that we may purchase in any of the Offers by more than 2% of the total number of Shares subject to the applicable Offer or (ii) decrease the number of Shares that we may purchase in any Offer, then such Offer must remain open for at least ten (10) business days following the date that notice of the adjustment, increase or decrease is first published, sent or given.

Stockholders properly tendering Shares can expect to have at least a portion of their Shares purchased if any Shares are purchased pursuant to the Offers (subject to provisions relating to “odd lot” priority and proration described herein).
The Company will not accept or pay for any Shares that are subject to, and all Shares tendered in the Offers must be free and clear of, any liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever. The Company will acquire all rights and benefits arising from any Shares that it accepts and pays for in the Offers, provided that any dividends or distributions which may be declared, paid, issued, distributed, made or transferred on or in respect of the tendered Shares to stockholders of record on or prior to the date on which the Shares are accepted for payment pursuant to the Offers will be for the account of the tendering stockholder(s).
Priority of Purchases.
Upon the terms and subject to the conditions of each of the Offers, if more than 1,046,025 Class A Shares, 2,060,669 Class AA Shares, 52,301 Class AAA Shares, 10,352 Class T Shares, 10,373 Class D Shares, 10,363 Class S Shares, 51,867 Class I Shares, and/or 7,217,573 Class E Shares are properly tendered and not properly withdrawn prior to the Expiration Date, we will:
First, purchase all Class A Shares, Class AA Shares, Class AAA Shares, Class T Shares, Class D Shares, Class S Shares, Class I Shares and/or Class E Shares tendered by any Odd Lot Holder (as defined below) who: (1) properly completes and submits the Letter of Transmittal and the Odd Lot Certification Form included with this Amended Offer to Purchase, and (2) properly tenders all Shares of such applicable Share class owned beneficially or of record by the Odd Lot Holder and does not properly withdraw this tender (note: tenders of less than all of the Shares owned by an Odd Lot Holder will not qualify for this preference).
Second, purchase all other Class A Shares, Class AA Shares, Class AAA Shares, Class T Shares, Class D Shares, Class S Shares, Class I Shares and/or Class E Shares, for each Share class as applicable, properly tendered and not properly withdrawn on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares, as described below; provided that we may increase the number of Shares purchased in any Offer by up to, but not more than, 2% of the number of Shares subject to such Offer without amending or extending the applicable Offer.
Odd Lots. The terms “odd lot” and “Odd Lot Holder” refer to persons who are record or beneficial owners of a total of fewer than 100 Shares. All Shares properly tendered prior to the Expiration Date by an Odd Lot Holder who is tendering all Shares owned by that Odd Lot Holder will be purchased by us in the Offers if they are not properly withdrawn. This will be the case even if the Offers are oversubscribed and other tendering stockholders have the number of their tendered Shares prorated. Odd Lot Holders should certify their status in the appropriate place on the Odd Lot Certification Form included with this Amended Offer to Purchase. To qualify for this preference, an Odd Lot Holder must tender all Shares owned by the Odd Lot Holder in accordance with the procedures described in Section 2. This preference is not available to partial tenders or to beneficial or record holders of 100 or more Shares in the aggregate, even if these holders have separate accounts holding fewer than 100 Shares. Any Odd Lot Holder wishing to tender all of his, her or its Shares pursuant to the Offers should complete the Letter of Transmittal and the Odd Lot Certification Form included with this Amended Offer to Purchase.
Proration. The Paying Agent will determine the proration factor for each applicable Share class promptly following the Expiration Date of the applicable Offer. Proration for each stockholder tendering Shares of the applicable Share class (other than Odd Lot Holders) will be based on the ratio of the number of Shares of such applicable Share class properly tendered and not properly withdrawn by such stockholder to the total number of

Shares of such applicable Share class properly tendered and not properly withdrawn by all non-odd lot stockholders, with appropriate adjustments to avoid the purchase of fractional Shares. We expect to announce the results of each of the Offers, including any prorations, promptly following the Expiration Date.
Section 2.    Procedures for Tendering Shares
If your Shares are registered in your name (for example, you are an individual who is the record and beneficial owner of the Shares) and you would like to tender all or a portion of your Shares, you must properly complete and sign the enclosed Letter of Transmittal and deliver it, together with any other documents required by the Letter of Transmittal, to the Depositary at the appropriate address provided on the “Important Instructions and Information” page accompanying the Letter of Transmittal.
Odd Lot Holders must tender all of their Shares and also complete the Letter of Transmittal included with this Amended Offer to Purchase to qualify for the preferential treatment available to Odd Lot Holders as described in Section 1. Odd Lot Holders should also complete the Odd Lot Certification Form included with this Amended Offer to Purchase.
If your Shares are held through a broker, dealer, commercial bank, trust company, custodian or other nominee, you are not the holder of record on our books and you must contact your broker, dealer, commercial bank, trust company, custodian or other nominee and comply with their policies and procedures and provide them with any necessary paperwork in order to have them tender your Shares. Stockholders holding their Shares through such broker, dealer, commercial bank, trust company, custodian or other nominee must not deliver a Letter of Transmittal directly to the Depositary (DST). The broker, dealer, commercial bank, trust company, custodian or other nominee holding your Shares must submit the Letter of Transmittal that pertains to your Shares to the Depositary (DST) on your behalf. If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, agents, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Depositary of their authority so to act must be submitted.
If you are a broker, dealer, commercial bank, trust company, custodian or other nominee tendering Shares on behalf of your client, you must properly complete and sign the enclosed Letter of Transmittal and deliver it, together with any required signature guarantees and any other documents required by the Letter of Transmittal, to the Depositary at the appropriate address provided on the “Important Instructions and Information” page accompanying the Letter of Transmittal.
Shares will be deemed delivered only when all required documentation, properly completed and executed, is received by the Depositary. Please note that a Letter of Transmittal delivered via a method of delivery not specified in the Letter of Transmittal will not be accepted. The only acceptable methods of delivery of the Letter of Transmittal are those set forth in the Letter of Transmittal. Hand delivery is not among the acceptable methods set forth in the Letter of Transmittal. The method of delivery of any documents is at the election and complete risk of the stockholder tendering Shares. A completed and executed Letter of Transmittal must be received by the Depositary before 11:59 p.m. Eastern Time on the Expiration Date. You should allow sufficient time to ensure timely delivery. If you choose to use the U.S. Postal Service, you may want to consider using registered or certified priority mail with return receipt requested.

Signature Guarantees and Method of Delivery. No signature guarantee is required if:

•	the Letter of Transmittal is signed by the registered holder of the Shares tendered and proceeds are sent to the investor’s address of record or custodian of record; or

•
Shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program, the New York Stock Exchange, Inc. Medallion Signature Program, the Stock Exchange Medallion Program, or an “eligible guarantor institution,” as the term is defined in Rule 17-Ad-15 promulgated under the Exchange Act (each of the foregoing constituting an “Eligible Institution”).

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offers will be made only after receipt of a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, and any other documents required by the Letter of Transmittal.
U.S. Federal Backup Withholding Tax. Under the U.S. federal backup withholding tax rules, unless an exemption applies under the applicable law and regulations, a portion of the gross proceeds payable to a tendering stockholder or other payee who is a U.S. stockholder (as defined in Section 16) pursuant to the Offers must be withheld and remitted to the Internal Revenue Service (the “IRS”), unless the tendering stockholder or other payee provides its taxpayer identification number (i.e., its employer identification number or social security number) to the Paying Agent (as payor) and certifies under penalties of perjury, among other things, that the number is correct. Any tendering stockholder that is a U.S. stockholder who has not previously provided an IRS Form W-9 to DST should complete and sign an IRS Form W-9 so as to provide the information and certification necessary to avoid U.S. federal backup withholding tax, unless the stockholder otherwise establishes to the satisfaction of the Paying Agent that the stockholder is not subject to such backup withholding tax. If a U.S. stockholder does not provide the Paying Agent with the correct taxpayer identification number, the U.S. stockholder may be subject to penalties imposed by the IRS. If U.S. federal backup withholding tax results in an overpayment of taxes, a refund may be obtained from the IRS in accordance with its refund procedures.
Certain “exempt recipients” (including, among others, all corporations and certain non-U.S. persons) are not subject to U.S. federal backup withholding tax. In order for a non-U.S. person to qualify as an exempt recipient, that stockholder must submit an IRS Form W-8BEN, W-8IMY (with any required attachments), W-8ECI, or W- 8EXP, as applicable (which may be obtained on the IRS website (www.irs.gov)), signed under penalties of perjury, attesting to that stockholder’s exempt status.
Stockholders are urged to consult with their tax advisor regarding information reporting and possible qualifications for exemption from U.S. federal backup withholding tax and the procedure for obtaining any applicable exemption.
For a more complete discussion of certain U.S. federal income tax consequences related to the Offers, see Section 16.
Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of Shares to be accepted and the validity, form eligibility, including time of receipt, and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion. Any such determination will be final and binding on all parties except as may be finally determined in a subsequent judicial proceeding challenging the Company’s determination. The Company reserves the absolute right to reject any or all tenders of Shares that it determines are not in proper form or the acceptance for payment of or payment for Shares which may, in the opinion of the Company’s counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offers prior to the Expiration Date and to waive any defect or irregularity in any tender with respect to any particular Share, whether or not the Company waives similar defects or irregularities in the case of any other stockholder. No tender of Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder or waived by the Company. The Company will not be liable for failure to waive any condition of the Offers, or any defect or irregularity in any tender of Shares. To the extent practicable, the Company and DST will give notice of any defects or irregularities in tenders, provided, however, that none of the Company, DST or any other person will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give any such notice. Any notice given will be in the form of a letter. We strongly encourage stockholders to submit completed tender materials as early as possible after they have properly considered the information in this Amended Offer to Purchase, so that they will have as much time as possible prior the Expiration Date to correct any defects or irregularities in the materials they provide to us.
Tendering Stockholder’s Representation and Warranty; Our Acceptance Constitutes an Agreement. Under Rule 14e-4 promulgated under the Exchange Act, no person acting alone or in concert with others may directly or indirectly tender Shares for the person’s own account unless, at the time of tender and at the end of the proration period or period during which Shares are accepted by lot, the person has a “net long position” (i.e., more Shares held in long positions than in short positions) in a number of Shares that is equal to or greater than the dollar amount tendered and will deliver or cause to be delivered the Shares for the purpose of tendering to us within the period specified in the Offers. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of Shares made pursuant to any method of delivery set forth herein will constitute the tendering stockholder’s acceptance of the terms and conditions of the applicable Offer, as well as the tendering stockholder’s representation and warranty to us that (i) the stockholder has a “net long position” in a number of Shares or “equivalent securities” at least equal to the Shares being tendered within the meaning of Rule 14e-4 and (ii) the tender of Shares complies with Rule 14e-4. Our acceptance for payment of Shares tendered in the Offers will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the applicable Offer.
Section 3.    Amount of Tenders
Stockholders may tender all of their Shares or a portion of their Shares specified as a number of Shares that is less than all of their Shares. A stockholder will be able to tender his or her Shares to us for purchase regardless of when the stockholder first purchased the Shares.
Section 4.    Withdrawal Rights
Stockholders may withdraw Shares tendered at any time prior to 11:59 p.m. Eastern Time on the Expiration Date. We will not accept any Shares for payment prior to that time. Stockholders may also withdraw Shares tendered at any time on or after July 1, 2019, if their Shares have not been accepted for payment prior to that time.
For withdrawal to be effective, stockholders must either (i) call (844) 292-8012, or (ii) send a Withdrawal Letter by mail or overnight courier service and timely received by the Depositary at the appropriate address shown on the “Important Instructions and Information” page accompanying the Letter of Transmittal. Any such Withdrawal Letter must specify the name of the person who tendered the Shares to be withdrawn, must specify the identity and quantity of Shares to be withdrawn, and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed. You should allow sufficient time to ensure timely delivery of your Withdrawal Letter. If you choose to use the U.S. Postal Service, you may want to consider using registered or certified priority mail with return receipt requested.
Withdrawals may not be rescinded, and Shares properly withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered again by following one of the procedures described in Section 2 at any time before the Expiration Date.

The Company will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any Withdrawal Letter, and our determination shall be final and binding, subject to each tendering stockholder’s right to bring any dispute with respect thereto before a court of competent jurisdiction. None of the Company, its affiliates, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in any Withdrawal Letter or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.
Section 5.    Purchase and Payment for Tendered Shares
Upon the terms and subject to the conditions of each Offer (including if any Offer is extended or amended, the terms and conditions of any extension or amendment), following the Expiration Date, we will accept for payment up to 1,046,025 Class A Shares, 2,060,669 Class AA Shares, 52,301 Class AAA Shares, 10,352 Class T Shares, 10,373 Class D Shares, 10,363 Class S Shares, 51,867 Class I Shares, and 7,217,573 Class E Shares, that are properly tendered and not properly withdrawn prior to the Expiration Date. For purposes of the Offers, we will be deemed to have accepted for payment, subject to the “odd lot” priority and proration provisions of the Offers, Shares that are properly tendered and not properly withdrawn only when, as and if we give oral or written notice to the Depositary and the Paying Agent of our acceptance of tendered Shares for payment.
We will pay for Shares purchased pursuant to the Offers by depositing the aggregate Purchase Price for the Shares with the Paying Agent, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to the tendering stockholders.
If we are required to pro rate for any particular Share class, the Paying Agent will determine the proration factor and pay for those tendered Shares accepted for payment promptly after the Expiration Date. We expect to announce the results of the Offers, including any prorations, promptly following the Expiration Date. Payment for Shares purchased pursuant to the Offers will not occur on any date on which a distribution is paid by the Company. All Shares tendered and not purchased due to proration will be returned to the tendering stockholders.
Under no circumstances will we pay interest on the Purchase Price even if there is a delay in making payment. In addition, if certain events occur prior to the Expiration Date, we may not be obligated to purchase Shares pursuant to any Offer. For example, the Offers are subject to certain conditions. See Section 6.
We will purchase 1,046,025 Class A Shares, 2,060,669 Class AA Shares, 52,301 Class AAA Shares, 10,352 Class T Shares, 10,373 Class D Shares, 10,363 Class S Shares, 51,867 Class I Shares, and 7,217,573 Class E Shares, if the Offer is fully subscribed, which would represent approximately 4.1% of the Shares issued and outstanding as of April 30, 2019 and a combined total aggregate of $100 million in Shares. We may increase the number of Shares purchased in any Offer and thereby increase the number of Shares accepted for payment in the applicable Offer by no more than 2% of the number of Shares subject to such Offer without amending or extending such Offer.

If more than 1,046,025 Class A Shares, 2,060,669 Class AA Shares, 52,301 Class AAA Shares, 10,352 Class T Shares, 10,373 Class D Shares, 10,363 Class S Shares, 51,867 Class I Shares, and/or 7,217,573 Class E Shares are duly tendered prior to 11:59 p.m. Eastern Time on the Expiration Date and proration is required for any particular Share class as described in Section 1, we will not pay for any Shares tendered until after the final proration has been completed. We will deduct all transfer taxes, if any, payable on the transfer to us of the Shares purchased pursuant to the terms of the Offers.
Redemption requests under the SRP will not be accepted while we are conducting the Offers or any other self-tender offer for Shares. Requests for redemption under the SRP may only be made during a limited window each quarter. SRP redemption requests that are submitted through the SRP during the Offers will not be accepted for consideration and will not affect your ability to participate in the Offers.
Section 6.    Conditions of the Offers
The Offers are not conditioned upon the receipt of financing or any minimum number of Shares being tendered. Notwithstanding any other provision of the Offers, we will not be required to accept for payment, purchase or pay for any Shares tendered, and we may terminate or amend any of the Offers or postpone the acceptance for payment of, or the purchase of and the payment for, Shares tendered (subject to Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the applicable Offer), if at any time on or after the commencement of the Offers and before the Expiration Date any of the following events has occurred (or are determined by us, in our reasonable judgment, to have occurred) that, in our reasonable judgment, regardless of the circumstances giving rise to the event or events, makes it inadvisable to proceed with any of the Offers or with the acceptance for payment for the Shares tendered in the Offers:

•
any pending action, suit or proceeding by any third-party, including any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal shall have been instituted or shall be pending, or we have received notice of any such action, that directly or indirectly:

o
challenges or seeks to challenge, makes illegal, or delays or otherwise directly or indirectly restrains, prohibits or otherwise affects our making of the Offers, the acquisition by us of some or all of the Shares pursuant to the Offers or any other matter relating to the Offers, or seeks to obtain any material damages or otherwise relates to the transactions contemplated by the Offers;

o
in our reasonable judgment, could be expected to materially and adversely affect our business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), income, operations, results of operations or prospects, taken as a whole, or otherwise materially impair in any way our ability to purchase some or all of the Shares pursuant to the Offers;

o	makes our purchase of, or payment for, some or all of the Shares pursuant to the Offers illegal, or otherwise restricts or prohibits consummation of the Offers; or

o	materially impairs the contemplated benefits to us of the Offers;

•
any change in the general political, market, economic or financial conditions, domestically or internationally, that could reasonably be expected to materially and adversely affect our business or prospects or the benefits to us of the Offers, including, but not limited to, the following:

o	any general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter market;

o	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

o
the commencement or escalation of war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism directly or indirectly involving the United States;

o
any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, could materially affect the extension of credit by banks or other lending institutions in the United States;

o
legislation amending the Code, the effect of which, in our reasonable judgment, would be to materially change the tax consequences of the Offers in any manner that would reasonably be expected to materially and adversely affect us; or

o	in the case of any of the foregoing existing at the time of the commencement of the Offers, a material acceleration or worsening thereof;

•
a tender or exchange offer for any or all Shares (other than the Offers), or any merger, acquisition, business combination or other similar transaction with or involving us or our subsidiaries, has been proposed, announced or commenced by any person or has been publicly disclosed and we have not entered into a definitive agreement or an agreement in principle with any person with respect to a merger, business combination or other similar transaction, other than in the ordinary course of business;

•	we learn that:

o
any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding Shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC);

o
any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of the Offers), beneficial ownership of an additional 2% or more of our outstanding Shares; or

o
any new group has been formed that beneficially owns more than 5% of our outstanding Shares (options for and other rights to acquire Shares that are acquired or proposed to be acquired being deemed to be immediately exercisable or convertible for purposes of this clause);

•
any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any Shares, or has made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our respective assets or securities;

•
any action has been taken or any statute, rule, regulation, judgment, decree, injunction or order (preliminary, permanent or otherwise) has been proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Offers or us by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which, in our reasonable judgment:

o	indicates that any approval or other action of any such court, agency or authority may be required in connection with the Offers or the purchase of Shares thereunder;

o	could reasonably be expected to prohibit, restrict or delay consummation of the Offers; or

o	otherwise could reasonably be expected to materially adversely affect our business or prospects, or the benefits to us of the Offers;

•
any change or changes have occurred in our business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), income, operations, results of operations or future business prospects that, in our reasonable judgment, has or have a material adverse effect on our business or prospects, or the benefits to us of the Offers;

•
any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offers shall not have been obtained on terms satisfactory to us in our reasonable discretion; or

•	we shall have determined that the consummation of the Offers and the purchase of the Shares may cause the Shares to be held of record by less than 300 persons.
In addition, if completing the Offers on its current or amended terms, or at all, may cause us to fail to qualify for taxation as a REIT under the Code, we may terminate or amend any of the Offers or postpone the acceptance of Shares for payment.
If any of the conditions referred to above is not satisfied, we may:

•	terminate any of the Offers and return all tendered Shares to the tendering stockholders;

•	extend any of the Offers and, subject to withdrawal rights as set forth in Section 4, retain all of the Shares until the expiration of the applicable Offers as so extended;

•
waive the condition and, subject to any requirement to extend the period of time during which the Offers are open, purchase all of the Shares validly tendered and not withdrawn prior to the Expiration Date; or

•	delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offers.
The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition (other than any action or omission to act by us), and may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion until the Offers shall have expired or been terminated. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time until the Offers shall have expired or been terminated. However, once the Offers have expired, then all of the conditions to the Offers must have been satisfied or waived. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Date. Any determination by us concerning the events described above will be final and binding on all parties, subject to each tendering stockholder’s right to bring any dispute with respect thereto before a court of competent jurisdiction.
Section 7.    Extension of the Offers; Termination; Amendment
Subject to any applicable rule and regulation of the SEC, we expressly reserve the right to extend the period of time the Offers are open and delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Paying Agent and the Depositary and making a public announcement of the extension. During any extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offers and to the rights of a tendering stockholder to withdraw his or her Shares.
We also expressly reserve the right, in our sole discretion, not to accept for payment and not pay for any Shares not previously accepted for payment or paid for, subject to applicable law, to postpone payment for Shares or to terminate the Offers upon the occurrence of any of the conditions specified in Section 6 by giving oral or written notice of the termination or postponement to the Paying Agent and the Depositary and making a public announcement of the termination or postponement. Our reservation of the right to delay payment for Shares that we have accepted for payment is limited by Exchange Act Rule 13e-4(f)(5), which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Offers.
Subject to compliance with applicable law, we further reserve the right, in our reasonable discretion, and regardless of whether any of the events set forth in Section 6 have occurred or are deemed by us to have occurred, to amend the Offers in any respect, including, without limitation, increasing or decreasing the number of Shares sought in an Offer. Amendments to the Offers may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the public announcement must be issued no later than 9:00 a.m. Eastern Time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offers will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of the change. We will not be required to amend or extend an Offer if the increase in the number of Shares purchased in such Offer does not cause the number of Shares purchased to exceed 2% of the number of Shares subject to such Offer.
If we materially change the terms of an Offer or the information concerning an Offer, or if we waive a material condition of an Offer, we will extend such Offer to the extent required by applicable law.

SEC rules and related releases and interpretations provide that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. An Offer will be extended until the expiration of the period of at least ten business days if:

•
we increase or decrease the total number of Shares sought in an Offer, and, in the event of an increase in the number of Shares purchased in the Offer, the number of Shares accepted for payment in the Offer increases by more than 2% of the number of Shares of the applicable Share class subject to the Offer, and

•
such Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such an increase or decrease is first published, sent or given to the stockholders in the manner specified in this Section 7.

Section 8.    Purpose and Certain Effects of the Offers
Purpose
In considering the Offers, the board of directors reviewed, with the assistance of management and our advisors, our results of operations, current liquidity (or cash) position, available debt capacity, general business conditions, legal, tax, regulatory and contractual constraints or restrictions and other factors the board of directors deemed relevant. Following such review, the board of directors determined that the Offers are a prudent use of our financial resources.
The Offers are designed to provide limited liquidity to holders of our Shares, for which there is no current public trading market. Our SRP enables stockholders to sell their Shares (other than Class E shares) to us in limited circumstances. We intend to provide for Class E shares to participate in a share redemption program in the near future. The SRP permits stockholders to submit their Shares for redemption after they have held them for at least one year, subject to significant conditions and limitations as described in Section 13. The Offers also provide stockholders with an efficient way to sell their Shares without incurring most broker’s fees or commissions associated with open market sales. Furthermore, any Odd Lot Holder will avoid any applicable “odd lot” discounts that might otherwise be payable on sales of such holder’s shares if they are tendered and accepted for payment pursuant to the Offers.
In addition, stockholders who wish to achieve a greater percentage of equity ownership will be able to do so by not tendering their Shares in the applicable Offer. If we complete any of the Offers, stockholders who retain all or a disproportionate portion of their Shares will have a greater percentage ownership in the Company and its future earnings and assets, while also bearing the attendant risks associated with owning the Shares.
Our special committee of the board of directors, which was appointed during negotiations of the Mergers, determined the minimum aggregate offer size for the Offers in connection with negotiations with the special committee of the board of directors of GCEAR in connection with the Mergers. One of our key objectives is to continue to grow our asset base while providing enhanced liquidity for our stockholders. In evaluating the offer size for the Offers, our management and our special committee of our board of directors and the special committee of the board of directors of GCEAR considered many factors with this objective in mind, including our current liquidity profile, available debt capacity and acquisition opportunities.

The Purchase Price was determined based on our NAV per Share for each Share class as of April 30, 2019. The purchase of the Shares pursuant to the Offers will result in a reduction of our stockholders’ equity in an amount equal to the aggregate Purchase Price of the Shares we purchase and a corresponding reduction in cash and cash equivalents to the extent we use existing cash and cash equivalents to pay all or a portion of the aggregate Purchase Price. To the extent we utilize borrowings under our credit facility to pay all or a portion of the aggregate Purchase Price, the Offers will result in a corresponding increase in our long term debt. After the Offers are completed, we believe that our capital structure, including our available cash, the available balance of our credit facility and cash flow from operations, will provide us with sufficient liquidity to meet our current operating expenses and other expenses directly associated with our business for the foreseeable future, and in any event for at least the next twelve months. However, actual results may differ significantly from our expectations. See “Forward-Looking Statements”. In considering the Offers, our management and the board of directors took into account the expected financial impact of the Offers.
Certain Effects of the Offers
The purchase of Shares pursuant to the Offers will have the following effects:

•
Depending on the dollar amount in Shares purchased, the Offer will decrease the amount of cash we have available for other purposes, such as making new investments, and will likely increase our leverage and our borrowing costs as we intend to finance a portion of the Offers with borrowings.

•
If the Purchase Price for any Share class is lower than the NAV per Share for such Share class at the time of tender, the purchases of Shares pursuant to such Offer may have a slightly positive impact to the NAV per Share for such Share class for the remaining stockholders. This positive impact may result in better overall total stockholder returns for remaining stockholders.

•	Purchases of Shares pursuant to the Offers will increase the proportionate interest of stockholders that do not tender their Shares.

•
Stockholders who tender all of their Shares will give up the opportunity to participate in any potential future benefits from owning Shares, including the right to receive any future dividends or distributions that we may pay.

Our purchases pursuant to the Offers will not result in the deregistration of our Shares under the Exchange Act.
Section 9.    Treatment of Fractional Shares
If (i) you are tendering all of your Shares and the Offer applicable to your Shares is not over-subscribed; or (ii) you are an Odd Lot Holder tendering all of your Shares, we will purchase your properly tendered Shares, including any fractional Share, pursuant to the terms and subject to the conditions of the applicable Offer. If you tender a total number of whole Shares such that if this number was to be accepted by the Company you would be left with only a fractional Share on the Company’s stock ledger, we will consider you to be tendering all of your Shares, including the fractional Share. If you tender less than all of your Shares by writing in a number of Shares on the Letter of Transmittal that represents less than all of the whole Shares you own at the time that you submit your Letter of Transmittal, any fractional Share that you own will not be tendered. If the applicable Offer is over-subscribed and your tendered Shares are subject to purchase on a pro rata basis, the proration will be adjusted to avoid the purchase of your fractional Share.
Section 10.    Use of Securities Acquired
We currently intend to cancel and retire Shares purchased in the Offers. These Shares will return to the status of authorized and unissued common stock and will be available for us to issue without further stockholder action for all purposes except as required by applicable law.

Section 11.    Plans and Proposals
Except as described above or incorporated by reference herein, or as may occur in the ordinary course of business, we have no plan to take any action that relates to or would result in any of the following:

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	a purchase, sale or transfer of a material amount of our assets or any of our subsidiaries, other than the acquisition and disposition of properties in the ordinary course of business;

•	any material change in our present distribution rate or policy, or in the indebtedness or capitalization of the Company;

•	any change in our present board of directors or management;

•	any other material change in our corporate structure or business;

•	any class of our common stock becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

•	any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Section 12.    Source and Amount of Funds
Assuming that all of the Offers are fully subscribed, the value of Shares purchased in the Offers will be $100 million, subject to our ability to increase the number of Shares of a Share class accepted for payment in the applicable Offer by up to, but not more than, 2% of the number of Shares subject to the Offer without amending or extending the Offer for such Share class in accordance with rules promulgated by the SEC. Assuming that we do not increase the number of Shares accepted for payment, we expect that the maximum aggregate cost of these purchases, including all fees and expenses applicable to the Offer, will be approximately $101 million. We intend to fund the purchase of Shares in the Offers and pay related costs by using our available cash, which may include funds received from draws on our credit facility as defined and described below. Our ability to draw on the credit facility is not a condition of the Offers. We contemplate repaying any borrowed funds out of cash from operations, proceeds from the disposition of assets, capital raised through our ongoing public offering of Class T, Class S, Class D and Class I shares, and/or proceeds from new loans secured by one or more of our properties. We do not have and have not made any plans or arrangements to finance or repay our credit facility prior to its maturity.

Second Amended and Restated Credit Facility
On April 30, 2019, the Company, through the GCEAR Operating Partnership (the “KeyBank Borrower”), entered into that certain second amended and restated credit agreement (the “Second Amended and Restated Credit Agreement”) related to a revolving credit facility and three term loans described below (the “Term Loans” and collectively with the revolving credit facility, the “KeyBank Loans”) with a syndicate of lenders, under which KeyBank National Association (“KeyBank”) serves as administrative agent, and various notes related thereto. In addition, the Company entered into a guaranty agreement.
Pursuant to the Second Amended and Restated Credit Agreement, the Company was provided with a revolving credit facility (the “Revolving Credit Facility”) in an initial commitment amount of $750 million (the “Revolving Commitment”), an existing five-year term loan (the “2023 Term Loan”) in an initial commitment amount of $200 million (the “2023 Term Commitment”), a new five-year term loan (the “2024 Term Loan”) in an initial commitment amount of $400 million (the “2024 Term Commitment”), and a new seven-year term loan (the “2026 Term Loan”) in an initial commitment amount of $150 million (the “2026 Term Commitment”), which commitments may be increased under certain circumstances up to a maximum total commitment of $2.0 billion. Any increase in the total commitment will be allocated to the Revolving Credit Facility and/or the Term

Loans in such amounts as the KeyBank Borrower and KeyBank may determine. The KeyBank Loans are evidenced by promissory notes that are substantially similar related to each lender and the amount committed by such lender. Increases in the commitment amount must be made in amounts of not less than $25 million, and increases of $25 million in increments in excess thereof, provided that such increases do not exceed the maximum total commitment amount of $2.0 billion. The KeyBank Borrower may also reduce the amount of the Revolving Commitment in increments of $50 million, provided that at no time will the Revolving Credit Facility be less than $150 million, and such a reduction will preclude the KeyBank Borrower's ability to later increase the commitment amount. The Revolving Credit Facility may be prepaid and terminated, in whole or in part, at any time without fees or penalty.
The Revolving Credit Facility also provides for same day swingline advances to be provided by KeyBank, Bank of America, N.A., and Wells Fargo Bank, N.A., on a pro rata basis, up to $125 million in the aggregate. Such swingline advances will reduce dollar for dollar the availability under the Revolving Credit Facility, and must be repaid within 10 business days.
The Revolving Credit Facility has an initial term of approximately three years, maturing on June 28, 2022. The Revolving Credit Facility may be extended for a one-year period if certain conditions are met and the KeyBank Borrower pays an extension fee. Payments under the Revolving Credit Facility are interest only and are due on the first day of each quarter. Amounts borrowed under the Revolving Credit Facility may be repaid and reborrowed, subject to the terms of the Second Amended and Restated Credit Agreement.
The 2023 Term Loan has an initial term of approximately five years, maturing on June 28, 2023. Payments under the 2023 Term Loan are interest only and are due on the first day of each quarter. Amounts borrowed under the 2023 Term Loan may not be repaid and reborrowed.
The 2024 Term Loan has an initial term of five years, maturing on April 30, 2024. Payments under the 2024 Term Loan are interest only and are due on the first day of each quarter. Amounts borrowed under the 2024 Term Loan may not be repaid and reborrowed.
The 2026 Term Loan has an initial term of seven years, maturing on April 30, 2026. Payments under the 2026 Term Loan are interest only and are due on the first day of each quarter. Amounts borrowed under the 2026 Term Loan may not be repaid and reborrowed.
The Loans have an interest rate calculated based on London Interbank Offered Rate (“LIBOR”) plus the applicable LIBOR margin, as provided in the Second Amended and Restated Credit Agreement, or the Base Rate plus the applicable base rate margin, as provided in the agreement. The applicable LIBOR margin and base rate margin are dependent on the consolidated leverage ratio of the KeyBank Borrower, the Company, and the Company’s subsidiaries, as disclosed in the periodic compliance certificate provided to the Administrative Agent each quarter. If the KeyBank Borrower obtains an investment grade rating of its senior unsecured long term debt from Standard & Poor's Rating Services, Moody's Investors Service, Inc., or Fitch, Inc., the applicable LIBOR margin and base rate margin will be dependent on such rating.
The Second Amended and Restated Credit Agreement relating to the Revolving Credit Facility provides that the Borrower must maintain a pool of unencumbered real properties (each a “Pool Property” and collectively the “Pool Properties”) that meet certain requirements contained in the Second Amended and Restated Credit Agreement. The agreement sets forth certain covenants relating to the Pool Properties, including, without limitation, the following:

•	there must be no less than 15 Pool Properties at any time;

•	no greater than 15% of the aggregate pool value may be contributed by a single Pool Property or tenant;

•	no greater than 15% of the aggregate pool value may be contributed by Pool Properties subject to ground leases;

•	no greater than 20% of the aggregate pool value may be contributed by Pool Properties which are under development or assets under renovation;

•	the minimum aggregate leasing percentage of all Pool Properties must be no less than 90%; and

•	other limitations as determined by KeyBank upon further due diligence of the Pool Properties.
Borrowing availability under the Second Amended and Restated Credit Agreement is limited to the lesser of (i) an unsecured leverage ratio of no greater than 60%, or (ii) an unsecured interest coverage ratio of no less than 2.00:1.00.
In connection with the KeyBank Loans, the KeyBank Borrower paid closing costs, including arrangement fees, commitment fees and legal fees, of approximately $5.7 million. The KeyBank Borrower will pay KeyBank an administrative agent fee of $25,000 per year. In addition, an unused fee will be payable quarterly which is calculated based on the amount of the unused revolving loan commitments and is equal to 15 basis points if 50% or more of the loan commitments are used or 20 basis points if less than 50% of the loan commitments are used. At the time that the applicable LIBOR margin and base rate margin are determined in accordance with the Borrower's investment grade rating as provided above, the KeyBank Borrower will pay a quarterly facility fee at a rate that is dependent on such rating and is based upon the total commitments.
In the event that any of the 2023 Term Commitment is not advanced on April 30, 2019 (including the amount of any 2023 Term Loans previously advanced under the existing credit agreement), such unadvanced amount will incur an unused fee equal to 0.25% annually multiplied by the average daily amount of the unadvanced portion of the 2023 Term Commitment. Such unused fee will be payable quarterly in arrears and will start accruing on April 30, 2019 and will stop accruing on the first to occur of (a) the date the 2023 Term Commitments are fully advanced, or (b) 90 days after April 30, 2019.
Guarantors of the KeyBank Loans include the Company, each special purpose entity that owns a Pool Property, and each of the Company’s other subsidiaries which owns a direct or indirect equity interest in a special purpose entity that owns a Pool Property.
In addition to customary representations, warranties, covenants, and indemnities, the KeyBank Loans require the Company to comply with the following at all times, which will be tested on a quarterly basis:

•	a maximum consolidated leverage ratio of 60%, or, the ratio may increase to 65% for up to four consecutive quarters after a material acquisition;

•
a minimum consolidated tangible net worth of 75% of the Company’s consolidated tangible net worth at closing of the Revolving Credit Facility, or approximately $2.0 billion, plus 75% of net future equity issuances (including units of operating partnership interests in the KeyBank Borrower), minus 75% of the amount of any payments used to redeem the Company’s stock or the KeyBank Borrower's stock or the Company’s operating partnership units, minus any amounts paid for the redemption or retirement of or any accrued return on the preferred equity issued under the preferred equity investment made in GCEAR in August 2018 by SHBNPP Global Professional Investment Type Private Real Estate Trust No. 13 (H);

•
upon consummation, if ever, of an initial public offering, a minimum consolidated tangible net worth of 75% of the Company’s consolidated tangible net worth plus 75 % of net future equity issuances (including units of operating partnership interests in the KeyBank Borrower) should the Company publicly list on the NYSE;

•	a minimum consolidated fixed charge coverage ratio of not less than 1.50:1.00;

•
a maximum total secured debt ratio of not greater than 40%, which ratio will increase by five percentage points for four quarters after closing of a material acquisition that is financed with secured debt;

•	a minimum unsecured interest coverage ratio of 2.00:1.00;

•	a maximum total secured recourse debt ratio, excluding recourse obligations associated with interest rate hedges, of 10% of the Company’s total asset value;

•	aggregate maximum unhedged variable rate debt of not greater than 30% of the Company’s total asset value; and

•	a maximum payout ratio of not greater than 95% commencing for the quarter ended September 30, 2019.
Furthermore, the activities of the KeyBank Borrower, the Company, and the Company’s subsidiaries must be focused principally on the acquisition, operation, and maintenance of income producing office and industrial real estate properties. The Second Amended and Restated Credit Agreement contains certain restrictions with respect to the investment activities of the KeyBank Borrower, including, without limitation, the following: (i) unimproved land may not exceed 5% of total asset value; (ii) developments that are pre-leased assets under development may not exceed 20% of total asset value; (iii) investments in unconsolidated affiliates may not exceed 10% of total asset value; (iv) investments in mortgage notes receivable may not exceed 15% of total asset value; and (v) leased assets under renovation may not exceed 10% of total asset value. These investment limitations cannot exceed 25% in the aggregate, based on total asset value, as defined in the Second Amended and Restated Credit Agreement.
Section 13.    Certain Information About the Company
Our Business
We were formed on November 20, 2013 under the Maryland General Corporation Law and qualified as a REIT commencing with the year ended December 31, 2015. We were organized primarily with the purpose of acquiring single tenant net lease properties that are considered essential to the occupying tenant, and have used a substantial amount of the net proceeds from our initial public offering (“IPO”) and our follow-on offering to invest in these properties. We operate as a daily NAV REIT, posting a NAV for each of our Share classes on every business day. Our year end is December 31. As of April 30, 2019, we are a self-managed REIT. We have 38 employees.
On September 20, 2017, we commenced a follow-on offering of up to $2.2 billion of shares (the “Follow-On Offering”), consisting of up to $2.0 billion of shares in our primary offering and $0.2 billion of shares pursuant to our DRP. We reclassified all Class T and Class I shares sold in the IPO as “Class AA” and “Class AAA” shares, respectively, and offered to the public four new Share classes, Class T shares, Class S shares, Class D shares and Class I shares (the “New Shares”) with NAV based pricing in the primary portion of the Follow-On Offering. The DRP offering included all seven of our share classes. The Share classes have different selling commissions, dealer manager fees and ongoing distribution fees. Our board of directors, including a majority of our independent directors, has adopted valuation procedures that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. On August 16, 2018, our board of directors approved the temporary suspension of the primary portion of our Follow-On Offering, effective August 17, 2018. On December 12, 2018, we also temporarily suspended our DRP offering and our SRP. Beginning in January 2019, all distributions by us were paid in cash. The SRP was officially suspended as of January 19, 2019. On February 15, 2019, our board of directors determined it was in our best interests to reinstate the DRP effective with the February distribution to be paid on or around March 1, 2019. We intend to recommence our SRP on July 1, 2019. On or around July 1, 2019, we intend to recommence our Follow-On Offering, if appropriate.
As of March 11, 2019, we had 77,691,323 shares of our common stock outstanding, including shares issued pursuant to our DRP, less shares redeemed pursuant to our SRP.
On December 14, 2018, GCEAR and the GCEAR Operating Partnership entered into a series of transactions, agreements, and amendments to its existing agreements and arrangements (such agreements and amendments collectively referred to as the “GCEAR Self Administration Transaction”), with Griffin Capital Company, LLC (“GCC”) and Griffin Capital, LLC (“GC LLC”), pursuant to which GCC and GC LLC contributed to the GCEAR Operating Partnership all of the membership interests in the Griffin Capital Real Estate Company, LLC (“GRECO”) and certain assets related to the business of GRECO. As a result of the Self Administration Transaction, GCEAR became self-managed and acquired the advisory, asset management and property management business of GRECO (which included such arrangements for GCEAR and us). In connection with the Self Administration Transaction, 38 employees became direct employees of GRECO, which became our employees in connection with the Mergers described below.
Merger of Griffin Capital Essential Asset REIT, Inc. into our Company
On December 14, 2018, we, Griffin Capital Essential Asset Operating Partnership II, L.P. (our “Operating Partnership”) our wholly-owned subsidiary Globe Merger Sub, LLC (“Merger Sub”), GCEAR, and the GCEAR Operating Partnership entered into an Agreement and Plan of Merger (the “Merger Agreement”). On April 30, 2019, pursuant to the terms and conditions of the Merger Agreement, (i) GCEAR merged with and into Merger Sub, with Merger Sub surviving as our direct, wholly-owned subsidiary (the “Company Merger”) and (ii) our Operating Partnership merged with and into the GCEAR Operating Partnership (the “Partnership Merger” and, together with the Company Merger, the “Mergers”), with the GCEAR Operating Partnership surviving the Partnership Merger. At such time, (x) in accordance with the applicable provisions of the MGCL and the Maryland Limited Liability Company Act, the separate existence of GCEAR ceased and (y) in accordance with the Delaware Revised Uniform Limited Partnership Act, the separate existence of our Operating Partnership ceased. We refer to our Company after the consummation of the Mergers as the “Combined Company.”
In connection with the Company Merger, we filed with the State Department of Assessments and Taxation of Maryland (“SDAT”) two Articles Supplementary to our First Articles of Amendment and Restatement (i) designating 240,000,000 authorized but unissued shares of Class E common stock and (ii) designating 10,000,000 authorized but unissued shares of preferred stock as the “Series A Cumulative Perpetual Convertible Preferred Stock,” respectively. At the effective time of the Company Merger, each issued and outstanding share of GCEAR common stock (or fraction thereof) was converted into the right to receive 1.04807 shares of newly created Class E common stock per one share of GCEAR common stock and each issued and outstanding share of GCEAR preferred stock was converted into the right to receive one share of newly created Series A cumulative perpetual convertible preferred stock. Our common stock was reclassified as follows: 40,000,000 shares of Class A common stock, 75,000,000 shares of Class AA common stock, 5,000,000 shares of Class AAA common stock, 110,000,000 shares of Class T common stock, 110,000,000 shares of Class S common stock, 110,000,000 shares of Class D common stock, 110,000,000 shares of Class I common stock and 240,000,000 shares of Class E common stock.
At the effective time of the Partnership Merger, each GCEAR Operating Partnership unit (“OP Units”) outstanding immediately prior to the effective time of the Partnership Merger were converted into the right to receive 1.04807 Class E OP Units in the surviving partnership and each Operating Partnership unit outstanding immediately prior to the effective time of the Partnership Merger were converted into the right to receive one OP Unit of like class in the surviving partnership. The special limited partnership interest in our Operating Partnership was automatically redeemed, canceled and retired.
The Combined Company has a total capitalization of approximately $4.7 billion, and owns 101 properties in 25 states, consisting of approximately 27.2 million square feet. On a pro forma basis, the Combined Company portfolio is 93.9% occupied, with a remaining weighted average lease term of 7.3 years. Approximately 66.4% of the Combined Company portfolio net rent on a pro forma basis, comes from properties leased to tenants and/or guarantors who have, or whose non-guarantor parent companies have, investment grade or what management believes are generally equivalent ratings. In addition, no tenant represents more than 3.9% of the net rents of the Combined Company, on a pro forma basis, with the top ten tenants comprising a collective 28.2% of the net rents of the Combined Company.

Our continuing stockholders own approximately 31% of the issued and outstanding common stock of the Combined Company on a fully diluted basis, and former GCEAR stockholders own approximately 69% of the issued and outstanding common stock of the Combined Company on a fully diluted basis.
Our principal executive offices are located at 1520 E. Grand Avenue, El Segundo, California 90245. We maintain a website at www.gcear.com where additional information regarding us can be found. The contents of that website are not incorporated by reference in, or otherwise a part of, this Amended Offer to Purchase.
Registration Rights Agreement
In connection with the Mergers, we assumed, as the successor of GCEAR and the GCEAR Operating Partnership, a registration rights agreement (the “Registration Rights Agreement”) dated December 14, 2018, among GCEAR, the GCEAR Operating Partnership and Griffin Capital LLC (“GC LLC”). Pursuant to the Registration Rights Agreement, GC LLC (or any successor holder) has the right after November 30, 2020 (the “Lock-Up Expiration”) to request GCEAR to register for resale under the Securities Act of 1933, as amended, shares of GCEAR’s common stock issued or issuable to such holder. GCEAR will use commercially reasonable efforts to file a registration statement on Form S-3 within 30 days of such request and within 60 days of such request in the case of a registration statement on Form S-11 or such other appropriate form. GCEAR will cause such registration statement to become effective as soon as reasonably practicable thereafter. The Registration Rights Agreement also grants GC LLC (or any successor holder) certain “piggyback” registration rights after the Lock-Up Expiration.
Share Redemption Program
General
While you should view your investment in our common stock as long term with limited liquidity, we have adopted a share redemption program, whereby on a quarterly basis, stockholders may request that we redeem all or any portion of their shares of common stock. At this time, all Share classes other than Class E shares are eligible for the SRP. We intend to provide for Class E shares to participate in a share redemption program in the near future. Due to the illiquid nature of investments in real estate, we may not have sufficient liquid resources to fund redemption requests. In addition, we have established limitations on the amount of funds we may use for redemptions during any calendar quarter. See “Redemption Limitations” below. Further, our board of directors has the right to modify or suspend the SRP upon 30 days’ notice at any time if it deems such action to be in our best interest and the best interest of our stockholders. Any such modification or suspension will be communicated to stockholders through our filings with the SEC. You may request that we redeem shares of our common stock through your financial advisor or directly with our transfer agent. Under our SRP, we will only redeem shares as of the closing of the last business day of that quarter (a “Redemption Date”). To have your shares redeemed, your redemption request and required documentation must be received in good order by 4:00 p.m. (Eastern time) on the second to last business day of the applicable quarter. Redemption requests received and processed by our transfer agent will be effected at a redemption price equal to the NAV per Share for the applicable Share class generally on the 13th of the month immediately prior to the end of the applicable quarter (unless the 13th is not at least ten business days prior to the second to last business day of the applicable quarter, in which case the redemption price will be equal to the NAV per Share on a date that is at least ten business days prior to the second to last business day of such quarter) (the “Redemption NAV”).  If a redemption request is received after such time, the redemption order will be carried forward to the next quarter’s Redemption Date at the NAV per Share applicable to that quarter’s redemption, unless such request is withdrawn prior to that Redemption Date.  Investors will have at least 20 business days (from the last business day of the previous quarter to the second to last business day of the current quarter) during which to decide whether to request a redemption of their shares as of the end of the current quarter.  Investors may withdraw their redemption requests before they have been processed by notifying a customer service representative available on our toll-free information line by 4:00 p.m. Eastern time on the last business day of the applicable quarter.  Settlements of share redemptions generally will be made within five business days after the Redemption Date.

Minimum Account Redemptions
In the event that any stockholder fails to maintain the minimum balance of $2,500 of shares of our common stock, we may redeem all of the shares held by that stockholder at the redemption price applicable to the quarter in which we determine that the stockholder has failed to meet the minimum balance. Minimum account redemptions will apply even in the event that the failure to meet the minimum balance is caused solely by a decline in our NAV.
Sources of Funds for Redemptions
We may, after taking the interests of our company as a whole and the interests of our remaining stockholders into consideration, use proceeds from any available sources at our disposal to satisfy redemption requests, subject to the limitation on the amount of funds we may use described below under “—Redemption Limitations.” Potential sources of funding redemptions include, but are not limited to, cash on hand, cash available from borrowings, cash from the sale of shares of our common stock and cash from liquidations of investments, to the extent that such funds are not otherwise dedicated to a particular use, such as working capital, cash distributions to stockholders, purchases of real property or debt-related or other investments. Our board of directors has no obligation to use other sources to redeem shares of our common stock in any circumstances.
Redemption Limitations
Under our SRP, shares are not eligible for redemption for the first year after purchase except upon death or qualifying disability of a stockholder; provided, however, shares issued pursuant to our DRP are not subject to the one-year holding period. In addition, our SRP generally imposes a quarterly cap on aggregate redemptions of our shares equal to a value of up to 5% of the aggregate NAV of the outstanding shares (other than Class E shares) as of the last business day of the previous quarter. At this time, Class E shares are not eligible for the SRP. We intend to provide for Class E shares to participate in a share redemption program in the near future.
In the event that we determine to redeem some but not all of the shares submitted for redemption during any quarter, whether due to the quarterly cap or otherwise, shares submitted for redemption during such quarter will be redeemed on a pro rata basis. With respect to any pro rata treatment, redemption requests following the death or qualifying disability of a stockholder will be considered first, as a group, followed by requests where pro rata redemption would result in a stockholder owning less than the minimum balance of $2,500 of shares of our common stock, which will be redeemed in full to the extent there are available funds, with any remaining available funds allocated pro rata among all other redemption requests. All unsatisfied redemption requests must be resubmitted after the start of the next quarter, or upon the recommencement of the SRP, as applicable.
In order for a disability to be considered a “qualifying disability,” (1) the stockholder must receive a determination of disability based upon a physical or mental condition or impairment arising after the date the stockholder acquired the shares to be redeemed, and (2) such determination of disability must be made by the governmental agency responsible for reviewing the disability retirement benefits that the stockholder could be eligible to receive.  The “applicable governmental agencies” are limited to the following: (1) the Social Security Administration; (2) the U.S. Office of Personnel Management; or (3) the Veterans Benefits Administration.
Disability determinations by governmental agencies for purposes other than those listed above, including but not limited to worker’s compensation insurance, administration or enforcement of the Rehabilitation Act or Americans with Disabilities Act, or waiver of insurance premiums, will not entitle a stockholder to the special redemption terms applicable to stockholders with a “qualifying disability” unless otherwise permitted by us. Redemption requests following an award by the applicable governmental agency of disability benefits must be accompanied by: (1) the investor’s initial application for disability benefits and (2) a Social Security Administration Notice of Award, a U.S. Office of Personnel Management determination of disability, a Veteran’s Benefits Administration record of disability-related discharge or such other documentation issued by the applicable governmental agency that we deem acceptable and demonstrates an award of the disability benefits.
The following disabilities do not entitle a worker to Social Security disability benefits:

•disabilities occurring after the legal retirement age;
•temporary disabilities; and
•disabilities that do not render a worker incapable of performing substantial gainful activity.
Should redemption requests, in the business judgment of our board of directors, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on us as a whole, or should we otherwise determine that investing our liquid assets in real properties or other illiquid investments rather than redeeming our shares is in the best interests of us as a whole, we may choose to redeem fewer shares in any particular quarter than have been requested to be redeemed, or none at all. Further, our board of directors may modify, suspend or terminate our SRP if it deems such action to be in our best interest and the best interest of our stockholders. Material modifications, including any amendment to the 5% quarterly limitation on redemptions, to and suspensions of the SRP will be promptly disclosed to stockholders in a prospectus supplement (or post-effective amendment if required by the Securities Act) or special or periodic report filed by us. In addition, we may determine to suspend the SRP due to regulatory changes, changes in law or if we become aware of undisclosed material information that we believe should be publicly disclosed before shares are redeemed. Once the SRP is suspended, our board of directors must affirmatively authorize the recommencement of the plan before stockholder requests will be considered again.
IRS regulations require us to determine and disclose on Form 1099-B the adjusted cost basis for shares of our stock sold or redeemed. Although there are several available methods for determining the adjusted cost basis, unless you elect otherwise, which you may do by checking the appropriate box on the subscription agreement or calling our customer service number at 1-888-926-2688, we will utilize the first-in-first-out method.
The shares we redeem under our SRP will be canceled and return to the status of authorized but unissued shares. We do not intend to resell such shares to the public unless they are first registered with the SEC under the Securities Act and under appropriate state securities laws or otherwise sold in compliance with such laws.
The SRP was previously suspended as of January 19, 2019, due to the then-pending Mergers with GCEAR and the GCEAR Operating Partnership, and the SRP will continue to be suspended until at least July 1, 2019, meaning no redemptions have been made nor will any redemptions be made until after the termination of all of the Offers (including those requested following a stockholder’s death or qualifying disability).
Below is a summary of redemptions of the Shares pursuant to the SRP for each quarter since the beginning of 2017:

	GCEAR		GCEAR II		Combined
	Dollar Value of Shares Redeemed	Share Amounts	Dollar Value of Shares Redeemed	Share Amounts	Dollar Value of Shares Redeemed	Share Amounts
1st Quarter 2017	$11,564,488	1,155,532.326	$1,410,821	148,674.963	$12,975,309	1,304,207.289
2nd Quarter 2017	$20,581,388	2,063,607.215	$1,064,230	119,084.465	$21,645,617	2,182,691.680
3rd Quarter 2017	$29,286,004	2,936,150.339	$1,323,355	146,082.669	$30,609,359	3,082,233.008
4th Quarter 2017	$37,473,688	3,775,955.458	$1,943,236	209,656.541	$39,416,924	3,985,611.999
1st Quarter 2018	$11,112	1,064.392	$1,986,847	217,087.924	$1,997,960	218,152.316
2nd Quarter 2018	$64,263,870	6,700,874.231	$4,593,885	504,221.557	$68,857,756	7,205,095.788
3rd Quarter 2018	$12,637,016	1,311,582.733	$12,319,381	1,279,012.010	$24,956,397	2,590,594.743
4th Quarter 2018	$6,661,599	682,078.286	$4,865,541	505,977.304	$11,527,140	1,188,055.590

During the year ended December 31, 2017, we redeemed 623,499 shares of common stock for approximately $5.7 million at a weighted average price per share of $9.21. During the year ended December 31,

2018, we redeemed 2,506,298 shares of common stock for approximately $23.8 million at a weighted average price per share of $9.48. Since our inception, we have honored all redemption requests and have redeemed a total of 3,297,239 shares of common stock for approximately $31.1 million at a weighted average price per share of $9.44.

Net Asset Value
There is no public market for Shares of our common stock and we currently have no obligation or plans to apply for listing on any public trading market. The prices at which our Shares of common stock are sold pursuant to our public offerings, or redeemed pursuant to our SRP, are based on the daily NAV per Share determined in accordance with our valuation procedures. Our valuation procedures are detailed in our Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference into this Amended Offer to Purchase.
Because there is no public trading market for the Shares, we cannot provide a market price for the Shares. In accordance with our valuation procedures, we calculate on a daily basis the NAV of the Shares. The following table presents the high and low NAV per Share of each class of common stock for each month since the commencement of the Follow-On Offering:

Month	Class T		Class S		Class D		Class I		Class A		Class AA		Class AAA
	Low	High	Low	High	Low	High	Low	High	Low	High	Low	High	Low	High
Sept. 20- 29, 2017	$9.47	$9.48	$9.47	$9.48	$9.47	$9.48	$9.47	$9.48	$9.47	$9.48	$9.47	$9.48	$9.47	$9.48
Oct. 2017	$9.48	$9.50	$9.48	$9.50	$9.48	$9.50	$9.48	$9.50	$9.48	$9.50	$9.48	$9.50	$9.48	$9.50
Nov. 2017	$9.50	$9.52	$9.50	$9.52	$9.50	$9.52	$9.50	$9.52	$9.50	$9.51	$9.50	$9.51	$9.50	$9.51
Dec. 2017	$9.52	$9.55	$9.52	$9.54	$9.52	$9.54	$9.52	$9.54	$9.52	$9.53	$9.52	$9.53	$9.51	$9.53
Jan. 2018	$9.55	$9.57	$9.54	$9.56	$9.54	$9.56	$9.54	$9.56	$9.53	$9.54	$9.53	$9.54	$9.53	$9.54
Feb. 2018	$9.57	$9.59	$9.56	$9.58	$9.56	$9.58	$9.56	$9.58	$9.55	$9.56	$9.55	$9.56	$9.54	$9.56
Mar. 2018	$9.59	$9.61	$9.58	$9.60	$9.58	$9.59	$9.58	$9.60	$9.56	$9.57	$9.56	$9.57	$9.56	$9.57
April 2018	$9.61	$9.63	$9.60	$9.62	$9.60	$9.61	$9.60	$9.61	$9.58	$9.59	$9.57	$9.58	$9.57	$9.58
May 2018	$9.63	$9.64	$9.62	$9.63	$9.61	$9.62	$9.61	$9.63	$9.59	$9.59	$9.59	$9.60	$9.58	$9.59
June 2018	$9.64	$9.66	$9.63	$9.65	$9.62	$9.64	$9.63	$9.64	$9.59	$9.61	$9.60	$9.61	$9.59	$9.61
July 2018	$9.66	$9.67	$9.65	$9.66	$9.64	$9.65	$9.64	$9.65	$9.61	$9.62	$9.61	$9.62	$9.61	$9.61
Aug. 2018	$9.67	$9.67	$9.66	$9.66	$9.65	$9.66	$9.65	$9.66	$9.61	$9.62	$9.62	$9.62	$9.61	$9.61
Sept. 2018	$9.67	$9.69	$9.67	$9.68	$9.66	$9.67	$9.66	$9.67	$9.62	$9.63	$9.62	$9.63	$9.61	$9.62
Oct. 2018	$9.68	$9.68	$9.68	$9.68	$9.67	$9.67	$9.67	$9.67	$9.62	$9.62	$9.62	$9.62	$9.61	$9.62
Nov. 2018	$9.68	$9.69	$9.68	$9.68	$9.67	$9.67	$9.67	$9.67	$9.62	$9.62	$9.62	$9.62	$9.61	$9.61
Dec. 2018	$9.69	$9.69	$9.68	$9.69	$9.67	$9.67	$9.67	$9.68	$9.61	$9.62	$9.61	$9.62	$9.61	$9.61
Jan. 2019	$9.69	$9.69	$9.69	$9.69	$9.67	$9.68	$9.68	$9.68	$9.61	$9.61	$9.61	$9.62	$9.63	$9.63
Feb. 2019	$9.69	$9.70	$9.69	$9.70	$9.68	$9.68	$9.68	$9.69	$9.61	$9.61	$9.61	$9.62	$9.61	$9.61
Mar.2019	$9.70	$9.71	$9.70	$9.70	$9.68	$9.69	$9.69	$9.69	$9.61	$9.62	$9.61	$9.62	$9.61	$9.61
April 2019	$9.71	$9.71	$9.70	$9.71	$9.69	$9.70	$9.69	$9.70	$9.62	$9.62	$9.62	$9.62	$9.61	$9.62

On each business day, our NAV per Share for each Share class is (1) posted on our website, www.gcear.com, (2) made available on our toll-free, automated telephone line, (888) 926-2688 and (3) made available on www.nasdaq.com. The Purchase Price is equal to our NAV per Share for each Share class on April 30, 2019. Tendering stockholders whose Shares are accepted for payment will lose the opportunity to participate in any potential future upside and future growth of the Company with respect to such Shares and will lose the right to receive any future distributions or dividends that we may pay. Our NAV per Share for any Share class at the time of tender may be higher or lower than the Purchase Price of such Share class. Stockholders are urged to obtain the most recent NAV per Share before deciding whether to tender their Shares.
Distribution Information

On March 13, 2019, our board of directors declared cash distributions in the amount of $0.00150684932 per day, subject to adjustments for class-specific expenses, per Class T share, Class S share, Class D share, Class I share, Class A share, Class AA share, and Class AAA on the outstanding shares of common stock payable to stockholders of record of such classes at the close of business on each day commencing on April 1, 2019 and ending on the earlier of (a) June 30, 2019 or (b) the date of the closing of the Mergers.

Effective April 30, 2019, our board of directors declared a cash distribution in the amount of $0.001506849 per day, subject to adjustments for class-specific expenses, per Class E share, Class T share, Class S share, Class D share, Class I share, Class A share, Class AA share and Class AAA share of common stock payable to stockholders of record at the close of business on each day during the period commencing on May 1, 2019 and ending on June 30, 2019. Our board of directors also declared a stock distribution in the amount of $0.000273973 worth of shares of the applicable class per day, per Class E share, Class T share, Class S share, Class D share, Class I share, Class A share, Class AA share and Class AAA share of common stock payable to stockholders of record at the close of business on each day during the period commencing on May 1, 2019 and ending on June 30, 2019. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as our Chief Executive Officer may determine.

During the quarter ended March 31, 2019, we paid cash distributions in the amount of $0.0015068493 per day, subject to adjustments for class-specific expenses, per Class T share, Class S share, Class D share, Class I share, Class A share, Class AA share, and Class AAA on the outstanding shares of common stock payable to stockholders of record at the close of business on each day during the period from January 1, 2019 through March 31, 2019. Such distributions payable to each stockholder of record were paid on such date after the end of each month during the period as determined by our Chief Executive Officer.

On December 12, 2018, we temporarily suspended our DRP offering and we recommenced our DRP effective with the February distribution paid on March 1, 2019.

Security Ownership of Certain Beneficial Owners and Management
The following table sets forth, as of May 1, 2019, the amount of our common stock beneficially owned by: (1) any person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock; (2) each of our directors; (3) each of our Named Executive Officers as defined in Item 402 of Regulation S-K; and (4) all of our current directors and executive officers as a group. The percentage of beneficial ownership is calculated based on 252,863,421 shares of common stock outstanding as of May 1, 2019.

	Common Stock Beneficially Owned(2)
Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Percent of Class
Kevin A. Shields, Chairman of the Board of Directors and Executive Chairman	281 Class T	(3)	*
	281 Class S	(3)	*
	284 Class D	(3)	*
	284,381 Class I	(3)	*
	288,718 Class A	(3)	*
Michael J. Escalante, Chief Executive Officer and President	5,335 Class E		*
Javier F. Bitar, Chief Financial Officer and Treasurer	—		—
Howard S. Hirsch, Chief Legal Officer and Secretary	—		—
Louis K. Sohn, Managing Director, Acquisitions & Corporate Finance	6,558 Class E		*
Scott Tausk, Managing Director, Asset Management	—		—
Samuel Tang, independent director	15,521 Class E	(4)	*
J. Grayson Sanders, independent director	15,521 Class E	(4)	*
Kathleen S. Briscoe, independent director	15,521 Class E	(4)	*
Gregory M. Cazel, independent director	24,704 Class E	(5)	*
Ranjit M. Kripalani, independent director	16,245 Class E	(5)	*
All directors and current executive officers as a group (13 persons)	678,224		*
*Represents less than 1% of our outstanding common stock as of May 1, 2019.

(1)	The address of each beneficial owner listed is 1520 E. Grand Avenue, El Segundo, California 90245.

(2)
Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities and shares issuable pursuant to options, warrants and similar rights held by the respective person or group that may be exercised within 60 days following April 30, 2019. Except as otherwise indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(3)	Consists of shares owned by Griffin Capital Vertical Partners, L.P., which is indirectly owned by Mr. Shields.

(4)
Each independent director was awarded 5,000 shares of restricted stock on January 18, 2017, which are fully vested, 7,000 shares of restricted stock on June 14, 2017, which are fully vested, and 7,000 shares of restricted stock on March 14, 2019, which vested 50% at the time of grant and will vest 50% upon the first anniversary of the grant date, subject to the independent director’s continued service as a director during such vesting period.

(5)
Gregory M. Cazel and Ranjit M. Kripalani were previously independent directors of GCEAR and became our independent directors in connection with the Mergers. The 23,571 shares of common stock of GCEAR owned by Mr. Cazel were converted into 24,704 shares of Class E common stock of the Company in connection with the Mergers. The 15,500 shares of common stock of GCEAR owned by Mr. Kripalani were converted into 16,245 shares of Class E common stock of the Company in connection with the Mergers. On April 30, 2019, the Company issued 4,018 shares of restricted stock to Mr. Cazel and 3,668 shares of restricted stock to Mr. Kripalani, in each case in exchange for their shares of restricted stock in GCEAR that remained unvested as of the effective time of the Company Merger, pursuant to the terms of the Merger Agreement.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires each director, officer, and individual beneficially owning more than 10% of a registered security (collectively, the “Reporting Persons”) to file with the SEC, within specified time frames, initial statements of beneficial ownership (Form 3) and statements of changes in beneficial ownership (Forms 4 and 5). Reporting Persons are required to furnish us with copies of all Section 16(a) forms filed with the SEC. Based solely on a review of the copies of such forms furnished to us during and with respect to the fiscal year ended December 31, 2018 or written representations that no additional forms were required, to the best of our knowledge, all Reporting Persons complied with the applicable requirements of Section 16(a) of the Exchange Act. There are no known failures to file a required Form 3, Form 4 or Form 5.
Equity Compensation Plan

On April 22, 2014, our Board adopted the Employee and Director Long-Term Incentive Plan (the “Plan”) in order to: (1) provide incentives to individuals who are granted awards because of their ability to improve our operations and increase profits; (2) encourage selected persons to accept or continue employment with us that we deem important to our long-term success; and (3) increase the interest of our independent directors in our success through their participation in the growth in value of our stock.

Pursuant to the Plan, we may issue stock-based awards to our directors and full-time employees, entities and full-time employees of entities that provide services to us, and certain consultants to us and our affiliates that provide services to us.

The term of the Plan is 10 years and the total number of shares of common stock reserved for issuance under the Plan is 10% of the outstanding shares of stock at any time, not to exceed 10,000,000 shares in the aggregate. Awards granted under the Plan may consist of restricted stock, restricted stock units, Long-Term Incentive Plan Units, nonqualified stock options, incentive stock options and stock appreciation rights. The stock-based payment will be measured at fair value and recognized as compensation expense over the vesting period. As of April 30, 2019, awards totaling 57,000 shares of restricted stock have been granted to our independent directors under the Plan.

In the event of an “equity restructuring” (meaning a nonreciprocal transaction between us and our stockholders that causes the per-share fair market value of the shares of stock underlying an award to change, such as a stock dividend, stock split, spinoff, rights offering, or recapitalization through a large, nonrecurring cash dividend), then the number of shares of stock and the class(es) of stock subject to the Plan and each outstanding award and the exercise price (if applicable) of each outstanding award shall be proportionately adjusted. Upon our reorganization, merger or consolidation with one or more corporations as a result of which we are not the surviving corporation, or upon sale of all or substantially all of our assets, that, in each case, is not an equity restructuring, appropriate adjustments as to the number and kind of shares and exercise prices will be made either by our compensation committee or by such surviving entity. Such adjustment may provide for the substitution of such awards with new awards of the successor entity or the assumption of such awards by such successor entity. Alternatively, rather than providing for the adjustment, substitution or assumption of awards, the compensation committee may either (1) shorten the period during which awards are exercisable, or (2) cancel an award upon payment to the participant of an amount in cash that the compensation committee determines is equivalent to the amount of the fair market value of the consideration that the participant would have received if the participant exercised the award immediately prior to the effective time of the transaction.

In the event that the compensation committee determines that any distribution, recapitalization, stock split, reorganization, merger, liquidation, dissolution or sale, transfer, exchange or other disposition of all or substantially all of our assets, or other similar corporate transaction or event, affects the stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to an award, then the compensation committee shall, in such manner as it may deem equitable, adjust the number and kind of shares or the exercise price with respect to any award.

The following table provides information about the common stock that may be issued under the Plan as of April 30, 2019:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining for Future Issuance Under Equity Compensation Plans (1)
Equity Compensation Plans Approved by Security Holders	—	—	8,933,585
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	—	—	8,933,585

(1)
The total number of shares of our common stock (or common stock equivalents) reserved for issuance under the Plan is equal to 10% of our outstanding shares of stock at any time, but not to exceed 10,000,000 shares in the aggregate. As of April 30, 2019, we had 252,863,421 outstanding shares of common stock, including shares issued pursuant to the DRP and our stock distributions.

Recent Securities Transactions
During the 60 days prior to May 6, 2019, pursuant to the Mergers, each share of GCEAR common stock (or fraction thereof) issued and outstanding immediately prior to the effective time of the Mergers was converted into the right to receive 1.04807 shares of our newly created Class E common stock. Based on the number of outstanding shares of GCEAR common stock, the Company issued 174,981,548 shares of Class E common stock on April 30, 2019.
During the 60 days prior to May 6, 2019, pursuant to the Company’s DRP, the Company sold 116,376 Class A Shares at $9.62 per share, for an aggregate price of approximately $1,119,536; 229,047 Class AA Shares at $9.62 per share, for an aggregate price of approximately $2,203,429; 3,736 Class AAA Shares at $9.61 per share, for an aggregate price of approximately $35,906; 819 Class T Shares at $9.71 per share, for an aggregate price of approximately $7,954; 2 Class S Shares at $9.71 per share, for an aggregate price of approximately $21; 112 Class D Shares at $9.69 per share, for an aggregate price of approximately $1,083; and 2,979 Class I Shares at $9.69 per share, for an aggregate price of approximately $28,880.
During the 60 days prior to May 6, 2019, pursuant to the Plan and the Escalante Employment Agreement and the Other Employee Employment Agreements (each as defined below), on April 30, 2019, we issued the following restricted stock unit awards 732,218 restricted stock units to Mr. Escalante, 104,603 restricted stock units to Mr. Bitar, 67,992 restricted stock units to Mr. Hirsch, 52,301 restricted stock units to Mr. Sohn, and 52,301 restricted stock units to Mr. Tausk.
Except as set forth above and based on our records and on information provided to us by our directors, executive officers, affiliates, and subsidiaries, none of our directors, executive officers, affiliates, or subsidiaries have effected any transactions involving the Shares during the 60 days prior to May 6, 2019.

Employment Agreements

On December 14, 2018, GCEAR, GRECO and the GCEAR Operating Partnership entered into an Employment Agreement with Michael J. Escalante to serve as GCEAR’s Chief Executive Officer and President (the “Escalante Employment Agreement”) and entered into employment agreements with each of Javier Bitar, Howard S. Hirsch, Louis K. Sohn and Scott Tausk (collectively, the “Other Officer Employment Agreements”). In connection with the Mergers and Mr. Escalante’s appointment as our Chief Executive Officer, we assumed, as the successor of GCEAR and the GCEAR Operating Partnership, the Escalante Employment Agreement and the Other Officer Employment Agreements.

Employment Agreement with Mr. Escalante
We assumed GCEAR’s obligations under the Escalante Employment Agreement in its entirety. The Escalante Employment Agreement has an initial term of five years and will automatically renew for additional one year periods thereafter, unless either we or Mr. Escalante provide advance written notice of our or his intent not to renew or unless sooner terminated in accordance with the terms thereof (the “Term”).
Pursuant to the terms of the Escalante Employment Agreement, Mr. Escalante is entitled to, among other things:
• Beginning January 1, 2019, an annual base salary of $800,000, subject to annual review for increase (but not decrease) by our board of directors or a committee thereof;
• Beginning January 1, 2019, an annual cash bonus opportunity (“Incentive Bonus”) with threshold, target and maximum award opportunities of 175%, 250% and 325%, respectively, of the base salary actually paid for such year (subject to adjustment if our common stock becomes listed on an established stock exchange). The entitlement to and payment of an annual Incentive Bonus is subject to the approval of the compensation committee of our board of directors, except that for 2019 and 2020, Mr. Escalante is guaranteed to receive an Incentive Bonus equal to at least the applicable target level for each such year;
• Equity awards as follows:

•
Effective in the first quarter of 2019, Mr. Escalante will be granted a time-based equity award with respect to either shares of our common stock or operating partnership units (“OP Units”) of our Operating Partnership, in a form to be determined by the compensation committee of our board of directors, which will vest ratably over four years (the “Initial Equity Award”). The Initial Equity Award will have a value of $7 million;

•
The Initial Equity Award will be the sole equity award granted to Mr. Escalante until January 2021, at which time, we will propose to grant Mr. Escalante an equity award with a target value of $3.5 million and which will be 100% time-vested if our common stock is not then listed on an established stock exchange, or will be a minimum of 40% time-vested if our common stock is then listed on an established stock exchange, with the remainder subject to performance-based vesting (the “2021 Equity Award”). The 2021 Equity Award is subject to approval by the compensation committee of our board of directors, which may approve a greater or lesser target value and will establish the terms and conditions applicable to the 2021 Equity Award; and

• Payments and benefits upon termination of employment as follows:

•
Death or Disability (as defined in the Escalante Employment Agreement): (i) base salary earned but not paid as of the termination date, any Incentive Bonus earned by Mr. Escalante for the prior calendar year but not yet paid, reimbursement for unpaid expenses to which Mr. Escalante is entitled to reimbursement, and any accrued vacation time or other vested compensation or benefits to which Mr. Escalante is entitled under any benefits plans (collectively, the “Accrued Obligations”); (ii) the Incentive Bonus for the calendar year in which the termination occurs, pro-rated for the amount of time Mr. Escalante was employed during such calendar year, assuming target performance; (iii) a lump sum payment equal to 24 months of Healthcare Benefits (as defined in the Escalante Employment Agreement); and (iv) the automatic vesting of (1) all outstanding equity awards held by Mr. Escalante as of immediately prior to his termination, assuming target performance for any performance period that has not yet ended (the “Equity Award Vesting”), and (2) Mr. Escalante’s account under our Executive Deferred Compensation Plan, in full.

•
Without Cause or with Good Reason (as such terms are defined in the Escalante Employment Agreement): (i) the Accrued Obligations; (ii) a pro-rated Incentive Bonus for the calendar     year in which such termination occurs (assuming target individual performance and our actual performance), pro-rated for the amount of time Mr. Escalante was employed during such calendar year; (iii) a lump sum payment equal to three (3) times the sum of (A) his base salary then in effect plus (B) the average of the Incentive Bonus paid to Mr. Escalante for the prior two calendar years preceding the year in which such termination occurs (or, in the event such termination date occurs prior to the end of two years after the effective date of the Escalante Employment Agreement, Mr. Escalante’s target Incentive Bonus for any such years not yet elapsed); (iv) a lump sum payment equal to 24 months (or, if such termination occurs prior to December 31, 2020, 36 months) of Healthcare Benefits (as defined in the Escalante Employment Agreement); (v) the Equity Award Vesting; and (vi) the vesting in full of Mr. Escalante’s account under our Executive Deferred Compensation Plan.

•
Termination by us without Cause or by Mr. Escalante with Good Reason during the Term and within six months preceding, on or 12 months following a Change in Control (as defined in the Escalante Employment Agreement): all of the benefits and payments described in the paragraph “Without Cause or with Good Reason” above, except that the Healthcare Benefits will be calculated to cover 36 months.

The Escalante Employment Agreement also provides that Mr. Escalante will be subject to customary noncompete, non-solicitation, non-disparagement and other restrictive covenants.
Employment Agreements With Other Officers
The Other Officer Employment Agreements are substantially similar to the material terms of the Escalante Employment Agreement except as noted below:
Javier Bitar. Mr. Bitar serves as our Chief Financial Officer and Treasurer. His initial base salary is $450,000 and his Incentive Bonus threshold, target and maximum award opportunities are 100%, 150%, and 200%, respectively. His Initial Equity Award will have a value of $1 million and he will be eligible to receive annual equity awards beginning in 2020. Upon termination for Death or Disability, the lump sum payment will be equal to 18 months of Healthcare Benefits. Upon termination Without Cause or with Good Reason, Mr. Bitar will receive a lump sum payment equal to 1.5 times his base salary plus Incentive Bonus (as described above) and a lump sum payment equal to 18 months of Healthcare Benefits. Upon termination six months preceding or 12 months following a Change in Control, Mr. Bitar will receive a lump sum payment equal to 2.5 times his base salary plus Incentive Bonus and a lump sum payment equal to 30 months of Healthcare Benefits.
Howard S. Hirsch. Mr. Hirsch serves as our Chief Legal Officer and Secretary. His initial base salary is $400,000 and his Incentive Bonus threshold, target and maximum award opportunities are 75%, 100%, and 150%, respectively. His Initial Equity Award will have a value of $650,000 and he will be eligible to receive annual equity awards beginning in 2020. Upon termination for Death or Disability, the lump sum payment will be equal to 18 months of Healthcare Benefits. Upon termination Without Cause or with Good Reason, Mr. Hirsch will receive a lump sum payment equal to 1.5 times his base salary plus Incentive Bonus (as described above) and a lump sum payment equal to 18 months of Healthcare Benefits. Upon termination six months preceding or 12 months following a Change in Control, Mr. Hirsch will receive a lump sum payment equal to 2.5 times his base salary plus Incentive Bonus and a lump sum payment equal to 30 months of Healthcare Benefits. In addition, the agreement provides that as part of his employment with the Company, Mr. Hirsch will also provide services to GCC and its affiliates, at cost, pursuant to the Administrative Services Agreement that the Registrant entered into on December 14, 2018 with the GCEAR Operating Partnership, GCC, GC LLC, GRECO, and Griffin Capital Essential Asset TRS, Inc. (“TRS”) (the “Administrative Services Agreement”).

Louis K. Sohn. Mr. Sohn serves as our Managing Director, Acquisitions & Corporate Finance. His initial base salary is $300,000 and his Incentive Bonus threshold, target and maximum award opportunities are 75%, 125%, and 175%, respectively. His Initial Equity Award will have a value of $500,000 and he will be eligible to receive annual equity awards beginning in 2020. Upon termination for Death or Disability, the lump sum payment will be equal to 18 months of Healthcare Benefits. Upon termination Without Cause or with Good Reason, Mr. Sohn will receive a lump sum payment equal to 1 times his base salary plus Incentive Bonus (as described above) and a lump sum payment equal to 1 year of Healthcare Benefits. Upon termination six months preceding or 12 months following a Change in Control, Mr. Sohn will receive a lump sum payment equal to 2 times his base salary plus Incentive Bonus and a lump sum payment equal to 24 months of Healthcare Benefits.
Scott Tausk. Mr. Tausk serves as our Managing Director, Asset Management. His initial base salary is $300,000 and his Incentive Bonus threshold, target and maximum award opportunities are 75%, 125%, and 175%, respectively. His Initial Equity Award will have a value of $500,000 and he will be eligible to receive annual equity awards beginning in 2020. Upon termination for Death or Disability, the lump sum payment will be equal to 18 months of Healthcare Benefits. Upon termination Without Cause or with Good Reason, Mr. Tausk will receive a lump sum payment equal to 1 times his base salary plus Incentive Bonus (as described above) and a lump sum payment equal to 1 year of Healthcare Benefits. Upon termination six months preceding or 12 months following a Change in Control, Mr. Tausk will receive a lump sum payment equal to 2 times his base salary plus Incentive Bonus and a lump sum payment equal to 24 months of Healthcare Benefits.
Restricted Stock Award Agreements
From time to time, we grant restricted stock awards to our employees and our independent directors pursuant to the Plan. The Plan was approved and adopted on April 22, 2014, prior to the commencement of our IPO in order to (1) provide incentives to individuals who are granted awards because of their ability to improve our operations and increase profits; (2) encourage selected persons to accept or continue employment with us that we deem important to our long-term success; and (3) increase the interest of our independent directors in our success through their participation in the growth in value of our stock. Pursuant to the Plan, we may issue options, stock appreciation rights and other equity-based awards, including, but not limited to, restricted stock.
In addition to the Plan, on March 7, 2017, our board of directors adopted a Director Compensation Plan (the “Director Compensation Plan”). The Director Compensation Plan governs cash and equity compensation to the independent directors.
Restricted Stock Issued to Directors
Pursuant to the Plan and the Director Compensation Plan, we issued 5,000 shares of restricted stock to each independent director on January 18, 2017, which are fully vested (the “Initial Restricted Stock Awards”) and 7,000 shares of restricted stock to each independent director on June 14, 2017 and March 14, 2019 upon each of their respective re-elections to our board of directors, which vested 50% at the time of grant and will vest 50% upon the first anniversary of the grant date, subject to the independent director’s continued service as a director during such vesting period (the “Annual Restricted Stock Awards”). Such Annual Restricted Stock Award consists of 1,000 shares of restricted stock under Section 7.4 of the Plan and an additional 6,000 shares of restricted stock. The Annual Restricted Stock Awards will immediately vest in the event of certain liquidation events, as defined in the Annual Restricted Stock Awards. Both the Initial Restricted Stock Awards and the Annual Restricted Stock Awards are subject to a number of other conditions set forth in such awards.
Restricted Stock Units Issued to Executive Officers
Pursuant to the Plan and the Escalante Employment Agreement and the Other Employee Employment Agreements, on April 30, 2019, we issued 732,218 restricted stock units to Mr. Escalante, 104,603 restricted stock units to Mr. Bitar, 67,992 restricted stock units to Mr. Hirsch, 52,301 restricted stock units to Mr. Sohn and 52,301 restricted stock units to Mr. Tausk (collectively, the “Employee RSUs”).
The Employee RSUs vest and become nonforfeitable with respect to 25% of the Employee RSUs on December 31 of each of 2019, 2020, 2021 and 2022, subject to the employee’s continued employment and service with GRECO, the Company or any of their subsidiaries (or applicable successors thereto) through the applicable vesting date; provided that the vesting of the Employee RSUs may accelerate as provided under the Escalante Employment Agreement and the Other Employee Employment Agreements, as applicable, and may fully vest in the event of a change in control of the Company or GRECO or a Qualifying Termination (as defined in the applicable restricted stock award). The Employee RSUs have distribution equivalent rights beginning on the first of the year in which they were issued. The Employee RSUs are subject to a number of other conditions set forth in such awards.

Contribution Agreement

In connection with the GCEAR Self Administration Transaction, on December 14, 2018, the GCEAR Operating Partnership, as contributee, and GCEAR, as the general partner of the GCEAR Operating Partnership, entered into a Contribution Agreement (the “Contribution Agreement”) with GCC and GC LLC, as contributors, whereby the GCEAR Operating Partnership acquired 100% of the membership interests in GRECO and substantially all of GRECO’s operating assets, including its 100% membership interests in (i) GCEAR’s former advisor, (ii) our former advisor, (iii) Griffin Capital Property Management, LLC, which is the parent company of our former property manager and GCEAR’s former property manager, (iv) GCEAR’s former property manager, (v) our former property manager, as well as certain of GCC’s operating assets which are for the sole, exclusive use of GRECO, including but not limited to (a) all personal property used in or necessary for the conduct of GRECO’s business (except for furniture and fixtures located at the El Segundo headquarters and leased to the GCEAR Operating Partnership), (b) all intellectual property, goodwill, licenses and sublicenses granted and obtained with respect thereto (including all rights to the “Essential Asset” brand and related trademark) and certain domain names, (c) certain continuing employees and the key persons who have executed employment agreements, and (d) certain other assets as set forth in the Contribution Agreement, in exchange for 20,438,684 OP Units.

In addition, the GCEAR Operating Partnership, upon completion of the Mergers, paid to GC LLC earn-out consideration in the form of OP Units having an aggregate value of $25,000,000. Payments of earn-out consideration will commence upon the date that is one year following the date of the Contribution Agreement and will be made annually thereafter until GC LLC is no longer entitled to receive the earn-out consideration in accordance with the Contribution Agreement.

Upon consummation of the Company Merger, the GCEAR Operating Partnership became obligated to pay GCC in cash earn-out consideration equal to (i) 37.25% of the amounts received by our former advisor as advisory fees pursuant to our advisory agreement with respect to the incremental common equity invested in our follow-on offering from the closing of the Company Merger through the termination of our follow-on offering, plus (ii) 37.25% of the amounts that would have been received by our former advisor as performance distributions pursuant to the operating partnership agreement of our Operating Partnership, with respect to assets acquired by us from the closing date of the Company Merger through the termination of the follow-on offering. Such cash earn-out consideration accrues on an ongoing basis and will be paid quarterly, provided that such cash earn-out consideration will in no event exceed an amount equal to 2.5% of the aggregate dollar amount of common equity invested in us pursuant to our follow-on offering from the closing of the Company Merger through the termination of such follow-on offering.

In connection with the Mergers, we assumed, as the general partner of the GCEAR Operating Partnership, the earn-out obligations.

Administrative Services Agreement

In connection with the Mergers, we assumed, as the successor of GCEAR and the GCEAR Operating Partnership, the Administrative Services Agreement, pursuant to which, effective January 1, 2019, GCC and GC LLC will continue to provide certain operational and administrative services at cost to us, our Operating Partnership, the TRS, and GRECO, which may include, without limitation, the shared information technology, human resources, legal, due diligence, marketing, events, operations, accounting and administrative support services set forth in the Administrative Services Agreement.

Other Interests
Except as otherwise described or incorporated by reference in this Amended Offer to Purchase or the Schedule TO, neither we nor, to the best of our knowledge, any of our affiliates, directors or executive officers, is a party to any agreement, arrangement, understanding or relationship, whether or not legally enforceable, with any other person, relating, directly or indirectly, to the Offers or with respect to any of our securities, including, but not limited to, any agreement, arrangement, understanding or relationship concerning the transfer or the voting of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.
Incorporation by Reference
The rules of the SEC allow us to “incorporate by reference” information into this Amended Offer to Purchase, which means that we can disclose important information about us to you by referring you to other documents that we file with the SEC. The information incorporated by reference is an important part of this Amended Offer to Purchase, and is deemed to be a part hereof except to the extent any such information is modified or superseded by information in this Amended Offer to Purchase or in any other document expressly incorporated herein (whether specified below or in any amendment to the Schedule TO) that has a later date. We incorporate by reference the documents listed below (except to the extent that the information contained therein is deemed “furnished” and not “filed” in accordance with SEC rules):

•	Annual Report on Form 10-K filed with the SEC on March 14, 2019

•	Current Report on Form 8-K filed with the SEC on March 14, 2019

•	Current Report on Form 8-K filed with the SEC on March 29, 2019

•	Current Report on Form 8-K filed with the SEC on April 15, 2019

•	Current Report on Form 8-K filed with the SEC on April 19, 2019

•	Current Report on Form 8-K filed with the SEC on May 1, 2019

•	Current Report on Form 8-K/A filed with the SEC on May 10, 2019

•	Quarterly Report on Form 10-Q filed with the SEC on May 15, 2019
The information relating to us contained in this Amended Offer to Purchase should be read together with the information in the documents incorporated by reference. Any statement contained in any document incorporated by reference in this Amended Offer to Purchase shall be deemed to be modified or superseded to the extent that an inconsistent statement is made in the Offers. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Offers.
Section 14.    Additional Information
We have filed an issuer Tender Offer Statement on Schedule TO with the SEC that includes certain additional information relating to the Offers. We intend to supplement and amend the Schedule TO to the extent required to reflect information we subsequently file with the SEC. This material may be inspected and copied at prescribed rates at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website (http://www.sec.gov) that contains our Schedule TO, reports and other information about us, including our annual, quarterly and current reports, proxy statements and other SEC filings. You may also obtain a copy of our Schedule TO or a copy of any or all of the documents incorporated herein by reference, other than the exhibits to any documents that are not specifically incorporated by reference herein, free of charge by contacting us at the address or telephone number set forth on the first page of this Amended Offer to Purchase.
Section 15.    Certain Legal Matters; Regulatory Approvals
We are neither aware of any license or regulatory permit that is material to our business that might be adversely affected by our acquisition of the Shares pursuant to the Offers, nor are we aware of any approval or other action by any government or governmental, administrative or regulatory authority, agency or body that would be required for us to acquire Shares as contemplated by the Offers. We contemplate that we will seek any approvals or make any filings that may become necessary. We cannot predict whether we will be required to delay the acceptance for payment of or payment for Shares tendered in the Offers pending the outcome of a required approval or other action. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition. Our obligations pursuant to the Offers to accept for payment and pay for the tendered Shares are subject to the satisfaction of certain conditions. See Section 6.
Section 16.    Material U.S. Income Tax Consequences
The following discussion is a general summary of the material U.S. federal income tax consequences related to the tender of Shares pursuant to the Offers. It does not contain any discussion of state, local or non-U.S. tax consequences. You should consult your tax advisor for a complete description of the federal, state, local and non-U.S. tax consequences to you of tendering Shares pursuant to the Offers.
This summary is based upon the Code, the Treasury Regulations, current administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who received those rulings) and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain a position contrary to any of the tax consequences described below.
This summary of the material U.S. federal income tax consequences applies to you only if you hold Shares as a “capital asset” (generally, property held for investment). Special rules not discussed here may apply to you if you are (i) a broker-dealer or a dealer in securities or currencies, (ii) an S corporation, (iii) a partnership or other pass-through entity, (iv) a bank, thrift or other financial institution, (v) a regulated investment company or a REIT, (vi) an insurance company, a tax-exempt organization, (vii) a person that is not a U.S. stockholder, as defined below, (viii) subject to the alternative minimum tax provisions of the Code, (ix) holding Shares as part of a hedge, straddle, conversion, integrated or other risk reduction or constructive sale transaction, (x) holding Shares through a partnership or other pass-through entity, or (xi) a U.S. person whose “functional currency” is not the U.S. dollar.
This summary is for general information purposes only and is not tax advice.
The balance of this summary applies only to U.S. stockholders that are not tax-exempt organizations. For these purposes, a “U.S. stockholder” is a beneficial owner of Shares that for federal income tax purposes is:

•	a citizen or resident of the United States;

•
a corporation or partnership (including an entity treated as a corporation or partnership for federal tax purposes) created or organized in or under the laws of the United States, any of its states or the District of Columbia;

•	an estate, the income of which is subject to federal income taxation regardless of its source; or

•
a trust if either a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or it has a valid election in place to be treated as a U.S. person.

If a partnership, including any entity that is treated as a partnership for federal tax purposes, holds Shares, the federal income tax treatment of the partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds Shares, you should consult your tax advisor regarding the tax consequences of tendering Shares held by the partnership.
STOCKHOLDERS WHO ARE NOT U.S. STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE FEDERAL INCOME TAX CONSEQUENCES AND ANY APPLICABLE STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF THE OFFERS.
Generally. A sale of Shares pursuant to the Offers will constitute a “redemption” under the Code and will be a taxable transaction for federal income tax purposes. If the redemption qualifies as a sale of Shares by a U.S. stockholder under Section 302 of the Code, the U.S. stockholder will recognize gain or loss equal to the difference between (i) the cash received pursuant to the Offers and (ii) the U.S. stockholder’s adjusted tax basis in the Shares surrendered pursuant to the Offers. If the redemption does not qualify as a sale of Shares under Section 302 of the Code, the U.S. stockholder will not be treated as having sold Shares but will be treated as having received a distribution from us in an amount up to the amount of the cash received pursuant to the Offers. If a U.S. stockholder is treated as receiving a distribution from us, the U.S. stockholder will generally be taken into account as ordinary income dividend to the extent of our current or accumulated earnings and profits, unless we designate the dividend as a capital gain dividend.
As described below, whether a redemption qualifies for sale treatment will depend largely on the total number of the U.S. stockholder’s Shares (including any Shares constructively owned by the U.S. stockholder) that are purchased in the Offers and any Shares acquired or disposed of in a transaction that, for federal income tax purposes, is integrated with the Offers.
Sale Treatment. Under Section 302 of the Code, a redemption of Shares pursuant to the Offers will be treated as a sale of such Shares for federal income tax purposes if such redemption (i) results in a “complete redemption” of all of the U.S. stockholder’s stock in us, (ii) is “substantially disproportionate” with respect to the U.S. stockholder, or (iii) is “not essentially equivalent to a dividend” with respect to the stockholder. For purposes of these tests, Shares shall be deemed to include all common stock of the Company. In determining whether any of these three tests under Section 302 of the Code is satisfied, a U.S. stockholder must take into account not only stock that the U.S. stockholder actually owns, but also any stock that the U.S. stockholder is treated as owning pursuant to the constructive ownership rules of Section 318 of the Code. Under those rules, a U.S. stockholder generally is treated as owning (i) Shares owned by the U.S. stockholder’s spouse, children, grandchildren and parents; (ii) Shares owned by certain trusts of which the U.S. stockholder is a beneficiary, in proportion to the U.S. stockholder’s interest; (iii) Shares owned by any estate of which the U.S. stockholder is a beneficiary, in proportion to the U.S. stockholder’s interest; (iv) Shares owned by any partnership or S corporation in which the U.S. stockholder is a partner or stockholder, in proportion to the U.S. stockholder’s interest; (v) Shares owned by any non-S corporation of which the stockholder owns at least 50% in value of the stock; and (vi) Shares that the U.S. stockholder has an option or similar right to acquire. A U.S. stockholder that is a partnership or S corporation, estate, trust or non-S corporation is treated as owning stock owned (as the case may be) by partners or S corporation stockholders, by estate beneficiaries, by certain trust beneficiaries, and by

50% stockholders of a non-S corporation. Shares constructively owned by a person generally are treated as being owned by that person for the purpose of attributing ownership to another person.
A redemption of Shares from a U.S. stockholder pursuant to the Offers will result in a “complete redemption” of all the U.S. stockholder’s Shares in us if either (i) we purchase all of the Shares actually and constructively owned by the U.S. stockholder, or (ii) the U.S. stockholder actually owns no Shares after all transfers of Shares pursuant to the Offers, constructively owns only Shares owned by certain family members, and the U.S. stockholder is eligible for a waiver from, and does waive (pursuant to Section 302(c)(2) of the Code), constructive ownership of Shares owned by family members. Any U.S. stockholder desiring to waive such constructive ownership of Shares should consult a tax advisor about the applicability of Section 302(c)(2) of the Code.
A redemption of Shares from a U.S. stockholder pursuant to the Offers will be “substantially disproportionate” with respect to the U.S. stockholder if (i) the percentage of Shares actually and constructively owned by the U.S. stockholder compared to all Shares outstanding immediately after all redemptions of Shares pursuant to the Offers is less than (ii) 80% of the percentage of Shares actually and constructively owned by the U.S. stockholder compared to all Shares outstanding immediately before such redemptions. The fact that the redemption fails to qualify as a sale pursuant to the other two tests is not taken into account in determining whether the redemption is “not essentially equivalent to a dividend.”
A redemption of Shares from a U.S. stockholder pursuant to the Offers will be “not essentially equivalent to a dividend” if, pursuant to the Offers, the U.S. stockholder experiences a “meaningful reduction” in his or her proportionate interest in us, including voting rights, participation in earnings and liquidation rights, arising from the actual and constructive ownership of Shares. The IRS has indicated in Revenue Ruling 76-385 that a very small reduction in the proportionate interest of a small minority stockholder who does not exercise any control over corporate affairs generally constitutes a “meaningful reduction” in the stockholder’s interest in the company where the company’s stock is widely held and publicly traded. Although our Shares are widely held, our Shares are not publicly traded. U.S. stockholders are urged to consult their tax advisers about the applicability of that ruling to the Offers.
U.S. stockholders should be aware that an acquisition or disposition of Shares as part of a plan that includes the U.S. stockholder’s tender of Shares pursuant to the Offers should be taken into account in determining whether any of the foregoing tests is satisfied. U.S. stockholders are urged to consult their own advisors with regard to whether acquisitions from or sales to third parties and a tender may be so integrated. U.S. stockholders should also be aware that their ability to satisfy any of the foregoing tests may be affected by proration pursuant to the Offers. Therefore, a U.S. stockholder (other than an Odd Lot Holder who tenders all of his or her Shares) can be given no assurance, even if the U.S. stockholder tenders all of his or her Shares, that we will purchase a sufficient number of such Shares to permit the U.S. stockholder to satisfy any of the foregoing tests.
If any of the foregoing three tests is satisfied, the U.S. stockholder will recognize gain or loss equal to the difference between the amount of cash received pursuant to the Offers and the U.S. stockholder’s adjusted tax basis in the Shares sold. Such gain or loss must be determined separately for each block of Shares sold (i.e., Shares that were acquired in a single transaction). Capital gain or loss generally will be long-term capital gain or loss if, at the time we accept the Shares for payment, the U.S. stockholder held the Shares for more than one year. Long-term capital gains of individuals, estates and trusts generally are subject to a maximum U.S. federal income tax rate of 20%. Short-term capital gains of individuals, estates, and trusts generally are subject to a maximum federal income tax rate of 37%. Capital gains of corporations generally are taxed at the federal income tax rates applicable to corporate ordinary income.
Dividend Treatment. If none of the foregoing three tests under Section 302 of the Code is satisfied, the U.S. stockholder generally will be treated as having received a distribution in an amount equal to the amount of cash received by the U.S. stockholder pursuant to the Offers. That distribution will be treated as ordinary dividend income to the extent our current or accumulated earnings and profits are allocated to the distribution, unless we designate the dividend as a capital gains dividend. Dividends paid to corporate U.S. stockholders will not qualify for the dividends received deduction generally available to corporations. In addition, our ordinary dividends generally will not qualify for the 20% tax rate on “qualified dividend income” received by taxpayers taxed as individuals. Our ordinary dividends, with limited exceptions, paid to taxpayers taxed as individuals are taxed at the higher federal income tax rate applicable to ordinary income, which is a maximum rate of 37%.
Constructive Distributions. Provided that no tendering U.S. stockholder is treated as receiving a dividend as a result of the Offers, stockholders whose percentage ownership of the Company increases as a result of the Offers will not be treated as realizing taxable constructive distributions by virtue of that increase. In the event that any tendering U.S. stockholder is deemed to receive a dividend, it is possible that stockholders whose percentage ownership of the Company increases as a result of the Offers, including stockholders who do not tender any Shares pursuant to the Offers, may be deemed to receive a constructive distribution in the amount of the increase in their percentage ownership of the Company as a result of the Offers. A constructive distribution will be treated as a dividend to the extent of our current or accumulated earnings and profits allocable to it. This dividend treatment will not apply if the purchase of Shares pursuant to the Offers is treated as an “isolated redemption” within the meaning of the Treasury Regulations.
Information Reporting. Information returns will generally be filed with the IRS in connection with the gross proceeds payable to a U.S. stockholder pursuant to the Offers. We will rely on information previously provided by you in order to determine whether backup withholding is required. If we have not received this information from you, then unless an exemption exists and is proven in a manner satisfactory to the Depositary, a U.S. stockholder will be subject to backup withholding on these payments. If you have not previously provided this information or wish to change previously provided information, you must submit to the Depositary a completed Form W-9, which can be obtained from the Depositary or from www.irs.gov. Certain stockholders (including, among others, all corporations and certain non-U.S. foreign individuals who provide an IRS Form W-8BEN) are not subject to these backup withholding and reporting requirements. The amount of any backup withholding from a payment to a U.S. stockholder will be allowed as a credit against the U.S. stockholder’s U.S. federal income tax liability and may entitle the U.S. stockholder to a refund.
Federal income tax information reporting rules require “cost basis” for Shares involved in certain transactions to be reported to stockholders and the IRS. More specifically, upon the transfer or redemption of any Shares subject to those reporting requirements, a broker must report both the cost basis of the Shares and the gain or loss recognized on the transfer or redemption of those Shares to the stockholder and to the IRS on Form 1099-B.

In connection with the purchase of Shares pursuant to the Offers, U.S. stockholders may identify by lot the Shares that are purchased, but U.S. stockholders who do not identify specific lots in a timely manner will be transferred on a “first in/first out” basis. U.S. stockholders should consult their tax advisors regarding the consequences of the “cost basis” information reporting rules.
Section 17.    Recommendation
While our board of directors has approved the Offers, neither the Company, our board of directors, nor DST Systems, Inc. in its capacity as Depositary, Paying Agent or Information Agent for the Offers, makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make his or her own decision whether to tender Shares, and if so, how many Shares to tender. Stockholders are urged to evaluate carefully all information in the Offers, the Letter of Transmittal and the Schedule TO, including our most recent annual report on Form 10-K, which is incorporated herein by reference and can be found in the “SEC Filings” section of our website,

www.gcear.com, and consult their own investment and tax advisors and make their own decisions whether to tender or refrain from tendering their Shares.
Because each stockholder’s investment decision is a personal one, based on their own financial circumstances, no person has been authorized to make any recommendation on our behalf as to whether stockholders should tender their Shares pursuant to the Offers. No person has been authorized to give any information or to make any representations in connection with the Offers other than those contained or incorporated by reference herein or in a Letter of Transmittal. If given or made, the recommendation and information and representations must not be relied on as having been authorized by us.
Section 18.    Miscellaneous
None of the Offers are being made to, and tenders will not be accepted from, stockholders in any jurisdiction in which an Offer or its acceptance would not comply with the securities laws of the applicable jurisdiction. We are not aware of any jurisdiction in which the Offers or tenders pursuant thereto would not be in compliance with the laws of the applicable jurisdiction. However, we reserve the right to exclude stockholders from the Offers in any jurisdiction in which it is asserted that the Offers cannot lawfully be made. We believe this exclusion is permissible under applicable laws and regulations, provided we make a good faith effort to comply with any law deemed applicable to the Offers.
We have retained DST to act as the Depositary, the Paying Agent and the Information Agent in connection with the Offers. In its role as Depositary, DST will receive Letters of Transmittal and Withdrawal Letters and provide information regarding the Offers to those persons, including stockholders that contact it. As Paying Agent, DST will be responsible for determining the Purchase Price and proration factor, if any, and matching payment for all Shares purchased by us in the Offers. As the Information Agent, DST may contact stockholders by mail, telephone, e-mail and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offers to beneficial owners.
DST will receive reasonable and customary compensation for their respective services, will be reimbursed by us for reasonable out-of-pocket expenses incurred in connection with the Offers and will be indemnified against certain liabilities in connection with the Offers, including certain liabilities under the federal securities laws.
We will not pay any fees or commissions to brokers, dealers or other persons (other than fees to DST as described above) for soliciting tenders of Shares pursuant to the Offers. We will, however, upon request, reimburse brokers, dealers and commercial banks for customary handling expenses incurred by them in forwarding the Offers and related materials to the beneficial owners of Shares held by them as a nominee or custodian or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent, or the agent of DST for purposes of the Offers.
Stockholders holding their Shares of record will not be required to pay any fees or commissions in connection with the tender directly to the Depositary and purchase of their Shares. Beneficial owners who do not own their Shares as record holders are urged to consult the broker, dealer or other nominee or custodian who is the record holder of their Shares to determine whether transaction costs may apply if stockholders tender Shares through the brokers, dealers or other nominee or custodian stockholders and not directly to the Depositary. Stockholders holding their Shares through such broker, dealer, commercial bank, trust company, custodian or other nominee must not deliver a Letter of Transmittal directly to the Depositary (DST). The broker, dealer, commercial bank, trust company, custodian or other nominee holding your Shares must submit the Letter of Transmittal that pertains to your Shares to the Depositary (DST) on your behalf. If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, agents, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Depositary of their authority so to act must be submitted.